Exhibit 99.3

EXECUTION VERSION

REORGANIZATION AGREEMENT

among

VIA VAREJO S.A.,

CNOVA COMÉRCIO ELETRÔNICO S.A.

and

CNOVA N.V.

_______________________________

Dated as of August 8, 2016
________________________________

TABLE OF CONTENTS

CHAPTER I DEFINITIONS AND RULES FOR CONSTRUCTUAL
1.1	Definitions	2
1.2	Terms Defined Elsewhere	2
1.3	Rules for Construal	8
CHAPTER II PURPOSE, BENEFITS AND ECONOMIC BASIS OF THE REORGANIZATION
2.1	Purpose of the Reorganization Agreement	9
2.2	Reorganization Benefits	10
2.3	Economic Basis of Reorganization	10
2.4	Valuation Adjustment	10
CHAPTER III PRE-CLOSING STEPS; CLOSING AND IMPLEMENTATION
3.1	Pre-Closing Steps	13
3.2	Closing of the Reorganization	13
3.3	Post-Closing Measures	16
3.4	Transactions Interdependent	19
3.5	Further Assurances	19
CHAPTER IV CONDITIONS PRECEDENT TO THE CLOSING
4.1	Conditions to Each Party's Obligations to Consummate the Reorganization	20
4.2	Conditions Precedent to Via Varejo's Obligation to Consummate the Reorganization	20
4.3	Conditions Precedent to Cnova NV's and Cnova Brazil's Obligation to Consummate the Reorganization	20
CHAPTER V DUE DILIGENCE
5.1	Due Diligence	20
CHAPTER VI REPRESENTATIONS AND WARRANTIES		19
6.1	Representations and Warranties by the Parties	21
6.2	Representations and Warranties of Cnova NV	21
CHAPTER VII INDEMNIFICATION OBLIGATIONS		21
7.1	Indemnification by Cnova NV	29
7.2	Indemnification by Via Varejo	29
7.3	Limitations	30
7.4	Exceptions to the Limitations of Liability	30
7.5	Indemnification Procedure	33
7.6	Exclusivity; No Double Recovery	35
7.7	Manner of Payment	35
CHAPTER VIII OTHER OBLIGATIONS
8.1	Approvals/Authorizations	35
8.2	Shareholders Meetings	36
8.3	Transfer of Operations and Personnel	36
8.4	Ordinary Course of Business	36
8.5	Confidentiality and Disclosure Requirements	38
8.6	Schedule 13E-3	39
8.7	Access and Information	40
8.8	Cnova Finança Restructuring	40
8.9	Cnova Brazil Books and Records	40
8.10	Release of Escrow Funds	40
8.11	Optional Guarantees and Related Matters	41
8.12	Cnova Enforcement Obligation	42
CHAPTER IX TERM AND TERMINATION
9.1	Term and Termination	42
CHAPTER X MISCELLANEOUS
10.1	Tax Matters	43
10.2	Governing Law and Dispute Resolution	45
10.3	Deadlines	45
10.4	Costs and Expenses	45
10.5	Binding Agreement	45
10.6	Forbearance	45
10.7	Independent Sections	46
10.8	Specific Performance	46
10.9	Notices	46
10.10	Entire Agreement	47
10.11	Schedules	47
10.12	Amendments	47
10.13	Language	47

REORGANIZATION AGREEMENT

This private instrument is entered into by and among:

I. Via Varejo S.A., a company organized and existing under the Laws of Brazil, enrolled with the CNPJ/MF under number 33.041.260/0652-90 and headquartered in the City of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, 83, Centro, CEP 09520-010 ("Via Varejo");

II. Cnova comércio eletrônico S.A., a company organized and existing under the Laws of Brazil, enrolled with the CNPJ/MF under number 07.170.938/0001-07 and headquartered in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1609, 3rd to 7th floors, Vila Olímpia, CEP 04547-006 ("Cnova Brazil"); and

III. Cnova N.V., a company organized and existing under the Laws of the Netherlands, enrolled with the CNPJ/MF under number 20.536.473/0001-15, whose corporate seat is at Amsterdam, the Netherlands, with registered office at Schiphol Boulevard 273 1118 BH Schiphol ("Cnova NV")

(Via Varejo, Cnova Brazil and Cnova NV are referred to herein, collectively, as the "Parties" and, each individually, as a "Party").

Whereas Via Varejo is a leading Brazilian retailer of electronics, home appliances and furniture, with brick and mortar stores operating under the brands "Casas Bahia" and "Ponto Frio";

Whereas Via Varejo is a publicly held company, with 43.35% of its shares held by Companhia Brasileira De Distribuição ("CBD") and the remaining 56.65% of its shares held by other shareholders that are not affiliated with CBD;

Whereas Cnova Brazil is the second largest Brazilian e-commerce retailer of electronics and home appliances, operating through the websites "casasbahia.com.br," "pontofrio.com.br" and "extra.com.br" as well as in providing marketplace services;

Whereas Cnova Brazil is a Brazilian company with its corporate capital totaling R$37,226,947, divided into 74,924,847 shares, with 99.99% of its shares held by Cnova NV;

Whereas Cnova NV is a Dutch company with its issued ordinary share capital totalling EUR 22,064,892.30, divided into 441,297,846 ordinary shares, with 43.28% of the ordinary shares held by Casino, 26.58% of the ordinary shares (indirectly) held CBD and 21.93% of the ordinary shares (indirectly) held by Via Varejo;

Whereas the Parties are mutually interested in implementing a transaction, pursuant to which Via Varejo and Cnova Brazil will reorganize their businesses through a series of steps, as provided in Chapter III of this Reorganization Agreement (the "Reorganization");
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Whereas the Cnova NV board of directors resolved on March 3, 2016 to create a Transaction Committee of the Cnova NV board of directors, consisting of Mr. Emmanuel Grenier, Mr. Bernard Oppetit and Mr. Silvio Genesini (the "Transaction Committee"), and the other board members of Cnova NV have each concluded that they have a conflict of interest with respect to the Reorganization and therefore resolved to abstain from the decision-making process of the Cnova NV board of directors with regard to the Reorganization;

Whereas the board of directors of Via Varejo resolved on May 11, 2016 to create an independent special committee in accordance with Via Varejo's related-party transaction policy (the "Special Committee") to review, analyze and consider the terms and conditions of the Reorganization and to issue a report to the board of directors of Via Varejo with its recommendation about the Reorganization;

Whereas the board of directors of Cnova NV has received an irrevocable commitment letter from Casino, dated August 8, 2016 (the "Casino Support Letter") setting forth, among other things, Casino's commitment to launch a cash offer (which may be structured as one or more parallel cash tender offers, as may be required pursuant to applicable Law) after completion of the Reorganization (the "Tender Offer") to acquire any and all outstanding ordinary shares, par value €0.05, of Cnova NV (other than the shares held by CBD (the "CNV Ordinary Shares"), which shares are listed on the NASDAQ and traded on the regulated market of EURONEXT Paris, at a price of US$5.50 per share (or the equivalent amount in EUR) according to the terms and conditions set out in this Reorganization Agreement;

Whereas on May 11, 2016, the Parties entered into a Memorandum of Understanding to establish basic principles with respect to the Reorganization, which have been further developed and negotiated by the Transaction Committee and the Special Committee; and

Whereas the board of directors of CBD has resolved that (a) CBD will abstain from voting at the general meeting of shareholders of Via Varejo that decides upon the Reorganization, (b) CBD will vote in favor of the Reorganization at the general meeting of shareholders of Cnova NV and (c) CBD will not tender any of its CNV Ordinary Shares in the Tender Offer.

Now, therefore, in consideration of the mutual promises, covenants and agreements set forth herein, the Parties agree to enter into this Reorganization Agreement (this "Reorganization Agreement"), which sets forth the terms and conditions of and the steps necessary to implement the Reorganization, which comprises the combination of the e-commerce business currently operated by Cnova Brazil with the brick and mortar activities currently developed by Via Varejo, pursuant to the following terms and conditions:
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CHAPTER I
 DEFINITIONS AND RULES FOR CONSTRUAL

1.1 Definitions.  The following terms, when used in this Reorganization Agreement, shall apply equally in both the singular and plural forms, in the masculine and feminine genders, and shall have the meanings ascribed to them below:

"Adjustment Amount" means an amount, which may be a positive or negative number, equal to (a) if the Pre-Collar Adjustment Amount is positive, the greater of (i) the Pre-Collar Adjustment Amount minus the Collar Amount and (ii) zero or (b) if the Pre-Collar Adjustment Amount is negative, the lesser of (i) the Pre-Collar Adjustment Amount plus the Collar Amount and (ii) zero.

"Bank Guarantee" means a guarantee, letter of credit or similar instrument issued by a bank, insurance company or other financial institution, which guarantee, letter of credit, similar instrument, bank, insurance company and/or financial institution must be mutually agreed by Via Varejo and Cnova NV, acting reasonably.

"Books and Records" means all minute books (in respect of any board meetings (or committees thereof), shareholder meetings or officers meetings), stock record books, books of registry of shareholders' attendance at meetings, ledgers, files, reports, plans, records, manuals and test results to be transferred by Cnova NV to Via Varejo in connection with the Reorganization that relate to Cnova Brazil and its Subsidiaries and the businesses of Cnova Brazil which are in existence on the Closing Date, in each case other than Cnova Finança.

"Business Day" means any day other than a Saturday, Sunday or any other day on which commercial banks in São Paulo, Brazil, New York, United States or Amsterdam, the Netherlands are authorized or required by Law to close.

"Cash and Cash Equivalents" means the cash and cash equivalents of Cnova Brazil and its Subsidiaries, on a consolidated basis, as determined in accordance with IFRS consistently applied with the Applicable Accounting Principles.  For the avoidance of doubt, Cash and Cash Equivalents shall be calculated net of issued, but uncleared, checks, drafts and wires and restricted cash balances, and shall include checks, drafts and wires available for deposit into the account of Cnova NV or any of its Subsidiaries.  For the avoidance of doubt, the calculation of Cash and Cash Equivalents will not take into account any actions taken by, or at the written direction of, Via Varejo or VV Part in connection with the consummation of the transactions contemplated by this Agreement.

"Cash Purchase Price" means Sixteen Million Four Hundred Seventy Thousand Three Hundred One Reals (R$16,470,301).

"Casino Guarantee" means a limited guarantee given by Casino, Guichard-Perrachon, a company organized and existing under the Laws of France, in form and substance reasonably satisfactory to Via Varejo (and otherwise consistent with the terms and conditions set forth in Exhibit E, together with any changes thereto mutually agreed between the Parties).
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"Closing Amount" means an amount, which may be a positive or negative number, equal to (a) Closing Working Capital minus (b) Closing Net Debt.

"Closing Net Debt" means the amount of Indebtedness of Cnova Brazil and its Subsidiaries, on a consolidated basis, less Cash and Cash Equivalents, in each case as of 12:01 a.m. (São Paulo time) on the Closing Date, calculated in accordance with the example calculation set forth in Exhibit A and the Applicable Accounting Principles.

"Closing Working Capital" means (a) the working capital assets of Cnova Brazil and its Subsidiaries, on a consolidated basis, consisting of trade receivables, inventory and other specified working capital assets described in Exhibit A, minus (b) the working capital liabilities of Cnova Brazil and its Subsidiaries, on a consolidated basis, consisting of trade payables, certain tax liabilities and other specified working capital liabilities described in Exhibit A, in each case as of 12:01 a.m. (São Paulo time) on the Closing Date, calculated in accordance with the example calculation set forth in Exhibit A and the Applicable Accounting Principles; provided, that, for purposes of the definition of "Closing Working Capital," in no event shall (i) the working capital liabilities of Cnova Brazil and its Subsidiaries include any Indebtedness of Cnova Brazil and its Subsidiaries or (ii) the working capital assets of Cnova Brazil and its Subsidiaries includes any Cash and Cash Equivalents.

"Cnova Finança" means Cnova Finança B.V., a private company with limited liability organized under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, with address at 1118BH Schiphol, the Netherlands, Schiphol Boulevard 273, WTC, Trade Register number 61920037.

"Cnova SEC Documents" means all forms, documents and reports filed or furnished by Cnova NV with the SEC (including under the Securities Act and the Exchange Act) since January 1, 2014.
"Collar Amount" means an amount equal to the absolute value of five percent (5.0%) of the Target Amount.

"Covered Tax" means any Tax of Cnova Brazil or any of its Subsidiaries related to a Pre-Closing Tax Period.

"Escrow Account" means an account established and maintained by the Escrow Agent in accordance with the Escrow Agreement.

"Escrow Agent" means the JPMorgan Chase Bank, N.A. or any other escrow agent as mutually agreed by the Parties, and any successor thereto in accordance with the Escrow Agreement.

"Escrow Agreement" means the escrow agreement to be entered into at or prior to the Closing, by and among Cnova NV, Via Varejo and the Escrow Agent, in a form mutually agreed by the Parties and containing customary terms and conditions for such an agreement and reflecting the agreement between the Parties pursuant to Sections 8.10 and 8.11.

"Estimated Adjustment Amount" means an amount, which may be a positive or negative number, equal to (a) if the Estimated Pre-Collar Adjustment Amount is positive, the greater of
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(i) the Estimated Pre-Collar Adjustment Amount minus the Collar Amount and (ii) zero or (b) if the Estimated Pre-Collar Adjustment Amount is negative, the lesser of (i) the Estimated Pre-Collar Adjustment Amount plus the Collar Amount and (ii) zero.

"Estimated Closing Amount" means an amount, which may be a positive or negative number, equal to (a) Estimated Closing Working Capital minus (b) Estimated Closing Net Debt.

"Estimated Pre-Collar Adjustment Amount" means an amount, which may be a positive or negative number, equal to (a) the Estimated Closing Amount minus (b) the Target Amount.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

"Governmental Entity" means, in any jurisdiction, any (a) federal, state, local, foreign or international government, (b) court, arbitral or other tribunal, (c) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity) or (d) agency, commission, authority or body exercising or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"Indebtedness" means, with respect to any person, without duplication, as of the date of determination, all obligations of such person in respect of (a) any indebtedness for borrowed money, (b) indebtedness evidenced by bonds, debentures, notes or similar instruments, (c) the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of "holdback" or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (d) under any leases that are required to be capitalized in accordance with the Applicable Accounting Principles on the books and records of such person, (e) payment obligations under interest rate, currency or commodity derivatives or hedging transactions or similar arrangements (valued at the termination value thereof), (f)  for the reimbursement of any obligor on any letter of credit, bankers' acceptance, surety bond or other financial guaranty, to the extent drawn upon and not repaid or reimbursed, (g) in the nature of guarantees of the obligations of other Persons of the type referred to in clauses (a) through (f) and (h) interest, premium (including make-whole premium), penalties, breakage costs and other amounts owing in respect of the items described in clauses (a) through (g) (including, for the avoidance of doubt, any pre-payment or similar penalties with respect to the prepayment of any of the foregoing or amounts that become payable as a result of the Reorganization).

"Intellectual Property Rights" means all intellectual property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all patents, patent applications and patentable inventions (including all divisions, continuations, renewals, reissuances and extensions of the foregoing), trademarks, service marks, logos and trade names (and all goodwill associated therewith and all registrations and applications therefor), original works of authorship, copyrights (and all registrations and applications therefor), Internet domain names, trade secrets, know‑how and other confidential business or technical information, rights in software, and data and database rights.
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"knowledge" means, with respect to Cnova NV, the actual knowledge, after due inquiry, of any of Emmanuel Grenier, Stéphane Brunel, Eric Maurice or Steven Geers.

"Law" means any applicable international, national, provincial, state, municipal, local and common laws, treaties, statutes, decrees, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees or licenses of any Governmental Entity, in each case, having the force of law.

"Material Adverse Effect" means any change, event, occurrence or development (an "Effect") that, individually or when combined together with all other Effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, and (b) that would cause, or would reasonably be expected to cause, individually or when combined together with all other Effects which have occurred in the 12-month period immediately preceding such Effect, an adverse impact on Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, of greater than Three Hundred Sixteen Million Five Hundred Fifty Thousand Reals (R$316,550,000); provided, that no Effect shall be taken into account, either alone or in combination, in determining whether there is or would reasonably be expected to occur a Material Adverse Effect to the extent arising from:  (i) changes or proposed changes in applicable Laws, IFRS or the interpretation or enforcement thereof, (ii) changes in conditions generally affecting the securities, credit or other financial markets in Brazil or other jurisdictions in which the Parties have material operations, including interest rates or exchange rates, (iii) changes in general economic, business, labor or regulatory conditions generally applicable to the industries or markets in which the Parties have material operations, (iv) changes in political conditions in the jurisdictions in which the Parties have material operations (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), (v) changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (vi) actions expressly required of Cnova Brazil under this Reorganization Agreement or taken or not taken at the written request of or with the written consent of Via Varejo, (vii) any breach, violation or non-performance of any provision of this Reorganization Agreement by Via Varejo, (viii) the announcement, pendency or consummation of this Reorganization Agreement and the transactions contemplated hereby, including by reason of the identity of, or the effect of any fact or circumstance relating to, Via Varejo or any of its affiliates or any communication by Via Varejo or any of its affiliates regarding plans, proposals or projections with respect to Cnova Brazil, its Subsidiaries or their respective employees (including any impact on the relationships of Cnova Brazil or its Subsidiaries (other than Cnova Finança), contractual or otherwise, with their respective customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners), (ix) any proceeding arising from allegations of breach of fiduciary duty or violation of Law or otherwise relating to this Agreement or the transactions contemplated hereby, (x) changes in the trading price or trading volume of Shares or any suspension of trading (provided that the underlying cause of such changes may be taken into account in determining whether a Material Adverse Effect has occurred (except to the extent subject to any other exception)), (xi) the expiration or termination by its terms of any Contract to which Cnova Brazil or any of its Subsidiaries is a party or (xii) any failure by Cnova Brazil or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred (except to the extent subject to any other exception)); provided, however, that Effects arising with respect to or in connection with the changes set forth in each of clauses (i) through (v) of the preceding proviso shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent such Effects have a disproportionate effect on Cnova Brazil or any of its Subsidiaries compared to the effect on other participants in the industries in which Cnova Brazil or any of its Subsidiaries operate.  The Parties further agree that any casualty, destruction or other loss with respect to any long-term tangible asset(s) of Cnova Brazil or any of its Subsidiaries (other than Cnova Finança), which casualty, destruction or loss would be required (in accordance with the Applicable Accounting Principles) to be recorded on the consolidated balance sheet of Cnova Brazil as an impairment of the value of the consolidated long-term tangible assets of Cnova Brazil, shall constitute a "Material Adverse Effect" with respect to Cnova Brazil if the amount of such impairment exceeds Three Hundred Sixteen Million Five Hundred Fifty Thousand Reals (R$316,550,000), after applying any proceeds of any insurance policy to which Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) is entitled; provided, however, that such casualty, destruction or loss shall not constitute a "Material Adverse Effect" if Cnova NV elects to reduce the cash proceeds of the Reorganization by the same net amount.
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"Noticed and Pending Claims" means, as of any date, any outstanding and unpaid or unresolved claims by any Via Varejo Indemnified Party as of such date for indemnification under Section 7.1 made in accordance with Section 7.5.

"Order" means any judgment, order, decision, writ, injunction, decree, stipulation, assessment, legal or arbitration award, ruling or other finding or agency requirement or settlement or consent agreement.

"person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

"Post-Closing Tax Period" means any Tax period beginning after the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

"Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

"Pre-Collar Adjustment Amount" means an amount, which may be a positive or negative number, equal to (a) the Closing Amount minus (b) the Target Amount.

"Reals" means the lawful currency of the Federative Republic of Brazil.

"SEC" means the U.S. Securities and Exchange Commission.
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"Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder.

"Straddle Tax Period" means a Tax period that begins on or before the Closing Date and ends thereafter.

"Subsidiary" means, with respect to any person, any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other Subsidiary of such person), owns, directly or indirectly, a majority of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other equity interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any person that would otherwise be deemed a "subsidiary" under Rule 12b-2 promulgated under the Exchange Act.

"Target Amount" means the applicable amount set forth in Exhibit B in (a) the column labeled "Applicable Target Amount" and (b) the row corresponding to the Closing Date.

"Tax" means any federal, state, local or foreign tax, custom, impost, levy, duty, fee or other assessment or charge of any nature whatsoever imposed by any Governmental Entity (including any income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, license, recording, occupation, environmental, escheat, abandoned or unclaimed property, real or personal property and estimated tax, alternative or add-on minimum tax, customs duty, or other tax), together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

"Tax Return" means any return, report, information return, claim for refund, election, estimated Tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

"VV Capital Shortfall Amount" means an amount in Reals equal to the absolute value of Via Varejo's interest in LuxCo as reflected on Via Varejo's accounting books and records as of the date of the financial statements used for purposes of the Indirectly Held Cnova Shares Appraisal Report.

"VV Part Cash Amount" means an amount in cash equal to the sum of (a) the Cash Purchase Price plus (b) the Estimated Adjustment Amount (which, for avoidance of doubt, may be a negative number) plus (c) the VV Capital Shortfall Amount.

1.2 Terms Defined Elsewhere.  The following terms are defined elsewhere in this Reorganization Agreement:

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Applicable Accounting Principles	2.4.1
Auditor	2.4.3.3
Cap Amount	7.3.3
Casino Support Letter	Recitals
CBD	7.5.1
Claims Notice	3.2
Closing Date	3.2
Closing Statement	2.4.2
Cnova Brazil	Preamble
Cnova Brazil Appraisal Report	3.3.7.2(a)
Cnova Brazil IP	6.2.17
Cnova Brazil Management Accounts	6.2.4
Cnova Brazil Permits	6.2.3
Cnova Brazil Post-Closing Resolutions	3.3.4
Cnova Brazil Protocol of Merger	3.3.7.2(a)
Cnova Brazil Share Acquisition	3.2.3.1
Cnova Brazil Share Distribution	3.2.2.1
Cnova Disclosure Schedule	6.2
Cnova Finança Restructuring	8.8
Cnova Fundamental Representations	7.3
Cnova Indemnified Parties	7.2
Cnova NV	Preamble
Cnova Shareholder Approval	4.1(a)
Cnova Shareholders Meeting	8.2.2
CNV Ordinary Shares	Recitals
Confidentiality Obligation	8.4
Confidentiality Period	8.4
Consumer Claims	7.1.3
Consumer Claims Deductible	7.3.2
De Minimis Amount	7.3.4
Disputed Amounts	2.4.3.3
Due Diligence	5.1
DutchCo	3.2.2.1
Environmental Laws	6.2.18
Equity Plans	6.2.12.2
Estimated Closing Net Debt	2.4.1
Estimated Closing Statement	2.4.1
Estimated Closing Working Capital	2.4.1
First Anniversary Date	8.10.2
General Deductible	7.3.2
ICC Rules	10.2.1
Indemnified Party	7.5.1
Indemnifying Party	7.5.1
Indirectly Held Cnova Shares	3.1
Investigation	7.1.3
IOF	10.1.1
Labor Claims	7.1.3
Labor Claims Deductible	7.3.2
Loans	3.3.6
Losses	7.1
LuxCo	3.1
Merger of Cnova Brazil	3.3.7.1
Merger of VV Part	3.2.1.1
Merger of VV Part Exchange Ratio	3.2.1.1
Parties	Preamble
Party	Preamble
Post-Closing Adjustment	2.4.3.5
Relevant Agreements	6.2.11.1
Reorganization	Recitals
Reorganization Agreement	Recitals
Repayment Amount	3.3.6
Resolution Period	2.4.3.3
Review Period	2.4.3.1
Schedule 13E-3	8.6.1
Second Anniversary Date	8.10.3
Sixth Anniversary Date	8.10.4
Special Cnova Brazil Shares	3.2.2.1(b)
Special Committee	Recitals
Special Distribution Shares	3.2.2.1(a)
Statement of Objections	2.4.3.2
Tender Offer	Recitals
Third Anniversary Date	8.11.3
Third-Party Claim	7.5.1
Transaction Committee	Recitals
Via Varejo	Preamble
Via Varejo Indemnified Parties	7.1
Via Varejo Shareholder Approval	4.1(a)
Via Varejo Shareholders Meeting	8.2.1
VV Part	3.1
VV Part Appraisal Reports	3.2.1.2(b)
VV Part Capital Increase	3.1
VV Part Protocol of Merger	3.2.1.2(b)

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1.3 Rules for Construal.

1.3.1 The headings and titles of the Sections contained herein are merely for referential purpose, and thus are irrelevant for the construal or analysis of the content of this Reorganization Agreement.

1.3.2 All references contained herein to Chapters, Sections, Parties, Recitals, Preamble and Schedules refer to chapters, sections, parties, recitals, preamble and schedules of this Reorganization Agreement, unless otherwise provided.

1.3.3 The terms "included," "include," "including" and any analogous terms shall be construed as if they were followed by the phrase "but not limited to."

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1.3.4 References to any documents or instruments include all relevant amendments, alterations, substitutions, restatements and supplementations, unless otherwise provided.

1.3.5 References to provisions of a Law shall be construed as references to such provisions as amended, expanded, restated or re-enacted, or as their application may be amended from time to time by other rules or by any successor Law, and shall include any provisions from which they originate (with or without modifications) and any decisions, regulations, instruments or legal rules subordinated to them.

1.3.6 All the references to persons include their successors, beneficiaries and permitted assignees.

1.3.7 If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Terms defined in the singular have the corresponding meanings in the plural, and vice versa.  Unless the context of this Reorganization Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa.

1.3.8 Whenever this Reorganization Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

1.3.9 Reference to a given agreement, instrument or document is a reference to that agreement, instrument or document as modified, amended, supplemented and restated through the date as of which such reference is made.

1.3.10 The Parties acknowledge that each Party and their respective attorneys have reviewed this Reorganization Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Reorganization Agreement.

1.3.11 All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

CHAPTER II
 PURPOSE, BENEFITS AND ECONOMIC BASIS OF THE REORGANIZATION

2.1 Purpose of the Reorganization Agreement.  This Reorganization Agreement sets forth the terms and conditions and the steps necessary to implement the Reorganization, which comprises the merger of the e-commerce business currently operated by Cnova Brazil with the brick and mortar activities currently developed by Via Varejo.

2.2 Reorganization Benefits.  The Reorganization is expected to generate value to the stakeholders of all companies involved, notably by (a) simplifying governance, (b) promoting the synergies between the operations with the integration of the commercial strategy, the logistics platform (transportation model, rationalized network, improved logistics service), (c) achieving the optimization of headquarter costs, (d) promoting omnichannel advertising (mutualization of advertising strategy with the same advertising expenditures), thus bringing competitive advantages to the online and brick and mortar businesses towards their competitors in the benefit of all stakeholders and (e) achieving such other benefits as may be described by the Parties in their communications to their respective shareholders in connection with the proposed transaction.

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2.3 Economic Basis of Reorganization.  For purposes of this Reorganization Agreement, the Parties agree to use the following valuations for the equity of Cnova Brazil (before the impact of the Adjustment Amount) and Cnova NV:
(a)
The value of 100% of Cnova Brazil's equity is equal to One Billion Six Hundred Two Million Forty-Eight Thousand Seven Hundred Fifty-Eight Reals (R$1,602,048,758) and the value of each ordinary share of Cnova Brazil is equal to Twenty-One Reals and Thirty-Eight cents (R$21.38);

(b)
The value of 100% of Cnova NV's equity is equal to Two Billion Two Hundred Six Million Four Hundred Eighty-Nine Thousand Two Hundred Thirty Dollars (US$2,206,489,230) and the value of each ordinary share of Cnova NV is equal to Five Dollars (US$5.00).

Except as otherwise provided herein, for each step contemplated under the Reorganization, the applicable R$/US$ exchange rate shall be R$3.2763/US$1.00.

2.4 Valuation Adjustment.

2.4.1 Calculation of the Estimated Adjustment Amount.  No later than five (5) Business Days prior to the anticipated Closing Date, Cnova NV shall deliver to Via Varejo a statement, certified by an officer of Cnova NV, setting forth Cnova NV's good-faith estimates of the following amounts: (a) an estimated calculation of Closing Net Debt ("Estimated Closing Net Debt"), (b) an estimated calculation of Closing Working Capital ("Estimated Closing Working Capital"), (c) the calculation of the Estimated Closing Amount, (d) the calculation of the Estimated Adjustment Amount and (e) assuming that Via Varejo has provided Cnova NV with an estimate of the VV Capital Shortfall Amount, an estimated calculation of the VV Part Cash Amount.  Via Varejo may submit any objections in writing to Cnova NV until 5:00 PM, São Paulo time, on the Business Day prior to the anticipated Closing Date and Cnova NV will cooperate in good faith with Via Varejo to revise the draft statement to reflect the mutual agreement of Cnova NV and Via Varejo with respect to the estimated amounts set forth in the preceding sentence (as so revised and agreed, the "Estimated Closing Statement"); provided, that if Cnova NV and Via Varejo cannot reach an agreement with respect to the amounts set forth in the preceding sentence prior to the Closing Date, the Estimated Closing Statement will reflect Cnova NV's good faith estimates with respect to such amounts.  The Estimated Closing Statement will be prepared in accordance with the accounting principles, practices and methodologies set forth in Exhibit C (the "Applicable Accounting Principles").
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2.4.2 Preparation of Closing Statement.  Within thirty (30) Business Days after the Closing Date, Via Varejo shall prepare and deliver to Cnova NV a statement substantially in the form of Exhibit D (the "Closing Statement") setting forth:  (a) the calculation of Closing Net Debt, (b) the calculation of Closing Working Capital, (c) the calculation of the Closing Amount, (d) the calculation of the Adjustment Amount and (e) the calculation of the Post-Closing Adjustment.  The Closing Statement will be prepared in accordance with the Applicable Accounting Principles.

2.4.3 Examination and Review.

2.4.3.1 Examination.  Cnova NV shall have thirty (30) Business Days after Via Varejo's delivery of the Closing Statement (the "Review Period") to review, at its sole cost and expense, the Closing Statement and the resulting Closing Net Debt, Closing Working Capital, Closing Amount, Adjustment Amount and Post-Closing Adjustment.  During the Review Period, Cnova NV and its advisors shall be permitted to review (during normal business hours and upon reasonable prior notice) the books, records, and back-up materials of Via Varejo, Cnova Brazil and its Subsidiaries to the extent that they relate to the calculation of any amount set forth in the Closing Statement.

2.4.3.2 Objection.  On or prior to the last day of the Review Period, Cnova NV may object to any amount set forth in the Closing Statement by delivering to Via Varejo a written statement setting forth any such objections in reasonable detail, indicating each disputed item, the basis for its disagreement therewith and the amount of each such disagreement (the "Statement of Objections").  If Cnova NV fails to deliver the Statement of Objections on or before 5:00PM, São Paulo time, on the last day of the Review Period, the Closing Statement, and the resulting Closing Net Debt, Closing Working Capital, Closing Amount, Adjustment Amount and Post-Closing Adjustment shall be deemed to have been accepted by Cnova NV and shall be deemed final and binding upon Cnova NV.  Any determination set forth in the Closing Statement that is not specifically objected to in the Statement of Objections will be deemed accepted by Cnova NV and will be final and binding upon all Parties upon delivery of the Statement of Objections.

2.4.3.3 Resolution of Disputes.  If Cnova NV delivers the Statement of Objections before the expiration of the Review Period, the Parties shall negotiate in good faith to resolve such objections within twenty (20) Business Days after the delivery of the Statement of Objections (the "Resolution Period"), and, if the same are so resolved within the Resolution Period, the Closing Statement and resulting calculation of Closing Net Debt, Closing Working Capital, Closing Amount, Adjustment Amount and the Post-Closing Adjustment, with such changes as may have been agreed in writing by the Parties, shall be final and binding on the Parties.  If Cnova NV and Via Varejo fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then Cnova NV and Via Varejo shall within ten (10) Business Days following the end of the Resolution Period refer any amounts remaining in dispute (the "Disputed Amounts") for resolution to one of the "big four" auditing firms (PriceWaterhouseCoopers LLP, Ernst & Young, Deloitte or KPMG), to be jointly selected in good faith by Cnova NV and Via Varejo (the "Auditor").  Cnova NV and Via Varejo shall execute a customary engagement letter, shall cooperate with the
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Auditor during the term of the engagement, and shall provide the Auditor, at the time of such referral, with the Closing Statement and the Statement of Objections.  Cnova NV and Via Varejo shall also furnish the Auditor with such other information and documents as the Auditor may reasonably request in order for it to resolve the Disputed Amounts.  The Parties shall direct the Auditor to make a final, written determination as to the Disputed Amounts no later than twenty (20) Business Days after the date on which the Parties referred to the Disputed Amounts to the Auditor.  No Party shall have or conduct any communications, whether written or oral, with the Auditor without the other Parties either being present or concurrently receiving a written copy of any such communications.  Cnova NV and Via Varejo shall instruct the Auditor to resolve only the Disputed Amounts and the decision of the Auditor for each Disputed Amount must be at a value or within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.  The Auditor shall be instructed to make its determination based solely on written submissions by Cnova NV and Via Varejo that are in accordance with this Reorganization Agreement (i.e., not on the basis of an independent review).  The Closing Statement and the resulting calculations of Closing Net Debt, Closing Working Capital, Closing Amount, Adjustment Amount and the Post-Closing Adjustment, in each case, as determined by the Auditor in accordance with this Section 2.4.3.3, shall be final and binding upon all Parties, absent manifest error, on the date the Auditor delivers its final determination in writing to Cnova NV and Via Varejo.

2.4.3.4 Fees and Expenses.  The fees, costs and expenses of the Auditor incurred in the resolution of the Disputed Amounts shall be allocated and paid by Cnova NV, on the one hand, and by Via Varejo, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Auditor that is unsuccessfully disputed by such Party (as finally determined by the Auditor) bears to the total amount of disputed items submitted.  For example, if Cnova NV submits a Statement of Objections, Via Varejo contests only R$500 of the amount claimed by Cnova NV, and the Auditor ultimately resolves the dispute by awarding Cnova NV R$300 of the R$500 contested, then the costs and expenses of the Auditor will be allocated 60% (i.e., 300/500) to Via Varejo and 40% (i.e., 200/500) to Cnova NV.

2.4.3.5 Post-Closing Adjustment.  If the Adjustment Amount as finally determined pursuant to this Section 2.4 is greater than the Estimated Adjustment Amount, Via Varejo shall pay the absolute value of the amount of such difference to Cnova NV within five (5) Business Days following the final determination of the Adjustment Amount, by wire transfer of immediately available funds in Reals to an account designated by Cnova NV.  If the Estimated Adjustment Amount is greater than the Adjustment Amount as finally determined pursuant to this Section 2.4, Cnova NV shall pay the absolute value of the amount of such difference to Via Varejo within five (5) Business Days following the final determination of the Adjustment Amount, by wire transfer of immediately available funds in Reals to an account designated by Via Varejo.  The payment pursuant to this Section 2.4.3.5 is referred to in this Reorganization Agreement as the "Post-Closing Adjustment." The amount of any payment to be made pursuant to this Section 2.4.3.5 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest per annum publicly announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its office located at 270 Park Avenue, New York, New York in effect from time to time during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
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CHAPTER III
 PRE-CLOSING STEPS; CLOSING AND IMPLEMENTATION

3.1 Pre-Closing Steps.  As promptly as practicable after satisfaction of the conditions to Closing set forth in Chapter IV (other than those conditions that by their nature are to be satisfied at the Closing), and, in any event, prior to the Closing, Via Varejo shall approve and shall cause a capital increase of VV Part Participações S.A., a newly incorporated, non-operational holding, wholly-owned subsidiary of Via Varejo ("VV Part"), upon the issuance of new shares, which shall be fully subscribed by Via Varejo and paid up with:  (a) the contribution of all the shares issued by Via Varejo Luxembourg Holding S.à.r.l., a company organized under the Laws of Luxembourg, having its registered office at 15 rue Edward Steichen, L-2540 Luxembourg (Luxembourg) ("LuxCo"), that indirectly owns ninety six million, seven hundred and ninety thousand, seven hundred and ninety eight (96,790,798) ordinary shares, representing approximately 22% of the capital of Cnova NV (the "Indirectly Held Cnova Shares"), which shall be valued at book value based on an appraisal report to be prepared prior to Closing ("Indirectly Held Cnova Shares Appraisal Report"); and (b) the VV Part Cash Amount (the preceding clauses (a) and (b), the "VV Part Capital Increase").

3.2 Closing of the Reorganization.  The closing of the Reorganization (the "Closing") shall occur on the last Business Day of the month during which the conditions to Closing set forth in Chapter IV (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction (or waiver, if permissible under Law) of those conditions that by their nature are to be satisfied at the Closing) are satisfied, or on such other date the Parties may agree in writing, at the offices of Lefosse Advogados, in the City and State of São Paulo, Brazil, at Rua Tabapuã, 1227, 14th floor or elsewhere if the Parties may so agree in advance; provided, however, that if the date on which such satisfaction occurs is fewer than five (5) Business Days prior to the last Business Day of the month, then the Closing shall occur on the last Business Day of the following month, unless the Parties mutually agree that the Closing can take place on the last Business Day of the current month.  The date on which the Closing actually takes place is referred to in this Reorganization Agreement as the "Closing Date."  On the Closing Date, the following actions shall be taken by the Parties:

3.2.1 Merger of VV Part.

3.2.1.1  At the Closing, VV Part shall be merged with and into Cnova Brazil, with Cnova Brazil as the surviving entity in the merger (the "Merger of VV Part").  The Parties agree that for purposes of the Merger of VV Part, the ratio of the equity value of Cnova Brazil to the equity value of VV Part (following the completion of the VV Part Capital Increase) shall be equal to the result of (x) the sum of the agreed value of the Indirectly Held Cnova Shares (based on the valuation set forth in Section 2.3(b)) plus the Cash Purchase Price plus the Estimated Adjustment Amount (which, for avoidance of doubt, may be a negative number) divided by (y) the sum of the agreed value of the Indirectly Held Cnova Shares (based on the valuation set forth in Section 2.3(b)) plus the VV Part Cash Amount ("Merger of VV Part Exchange Ratio").  At the effective time of the Merger of VV Part, by virtue of the Merger of VV Part, Cnova NV shall approve (a) the cancelling of the outstanding shares of VV Part, all held by Via Varejo, (b) a capital increase of Cnova Brazil as a result of the Merger of VV Part, upon the issuance of a number of new shares of Cnova Brazil equal to (i) the total number of shares of VV Part immediately prior to the Merger of VV Part multiplied by (ii) the Merger of VV Part Exchange Ratio and (c) the subscription by Cnova Brazil's management on behalf of Via Varejo of the newly issued shares of Cnova Brazil, which shall be paid up by Via Varejo upon the contribution of VV Part's net assets, as set forth in the VV Part Protocol of Merger.  Concurrently with the Merger of VV Part, the special voting depositary receipts held by DutchCo shall be cancelled by the Stichting Cnova Special Voting Shares, a foundation organized under the Laws of the Netherlands, as from that moment, DutchCo no longer meets the requirements for holding special voting depositary receipts.
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3.2.1.2 Implementation of the Merger of VV Part.  The Parties shall cause the following actions to be taken in order to implement the Merger of VV Part:

(a)	VV Part shall hold a general shareholders meeting to approve the VV Part Capital Increase;

(b)
The management of VV Part and the management of Cnova Brazil shall execute a Protocol of Merger setting forth the basic terms and conditions of the Merger of VV Part ("VV Part Protocol of Merger") and including the appraisal report of VV Part at book value as well as the appraisal reports described in article 264 of Brazilian Law No. 6,404/1976 (the "VV Part Appraisal Reports");

(c)	VV Part shall hold a general shareholders meeting, in which Via Varejo shall: (i) ratify the execution of the VV Part Protocol of Merger; and (ii) approve the Merger of VV Part; and

(d)
Cnova Brazil shall hold a general shareholders meeting in which Cnova NV shall:  (i) ratify the hiring of the company responsible for preparing the VV Part Appraisal Reports; (ii) approve the VV Part Appraisal Reports; (iii) ratify the execution of the VV Part Protocol of Merger; (iv) approve the Merger of VV Part; (v) approve the capital increase of Cnova Brazil resulting from the Merger of VV Part upon the issuance of new shares, which shall be subscribed by Cnova Brazil's management on behalf of Via Varejo and paid up by Via Varejo upon the contribution of VV Part's net assets, as set forth in the VV Part Protocol of Merger; and (vi) amend the Bylaws of Cnova Brazil to reflect the capital increase described in clause (v).

        3.2.1.3 Immediately Following the Merger of VV Part.  Immediately following the Merger of VV Part, the Parties shall cause the following actions to be taken:
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(a)	Cnova Brazil shall file the corporate documents described in Sections 3.2.1.2(a), (c) and (d) for registration with the Board of Trade;

(b)	Cnova Brazil shall update its corporate books as well as VV Part's corporate books to reflect the Merger of VV Part; and

(c)	Cnova NV shall transfer the Books and Records to Via Varejo.

3.2.2 Elimination of Cross-Shareholding.

3.2.2.1 Completion of the Merger of VV Part shall result in an indirect cross-shareholding equity participation between Cnova Brazil (through LuxCo and Via Varejo Holding Netherlands B.V. a private company with limited liability under Dutch Law, having its corporate seat in Amsterdam, at 1118 BH Schiphol, Schiphol Boulevard 231, the Netherlands ("DutchCo")) and Cnova NV, which, pursuant to Brazilian Law No. 6,404/1976, must be eliminated within one (1) year of the completion of the Merger of VV Part.  For this purpose, the Parties agree to, and Via Varejo agrees to cause LuxCo and DutchCo to, carry out the following actions (collectively, the "Cnova Brazil Share Distribution"):

(a)
Immediately following the Merger of VV Part, the articles of association of Cnova NV shall be amended in order to convert the Indirectly Held Cnova Shares into a separate class of shares ("Special Distribution Shares") in order to allow Cnova NV to make a one-time restitution of equity in the form of a distribution in kind to DutchCo.

(b)
Immediately following the completion of the actions described in clause (a) but prior to the commencement of the actions described in clause (c), Cnova NV shall distribute to DutchCo at book value the Cnova Brazil special shares (the "Special Cnova Brazil Shares") as a one-time restitution of the total equity in Cnova NV held by DutchCo in the form of a distribution in kind.

(c)
Immediately following the completion of the actions described in clause (b) but prior to the commencement of the actions described in clause (d), DutchCo shall transfer the Special Distribution Shares to Cnova NV for no consideration.

(d)
Immediately following the completion of the actions described in clause (c) but prior to the commencement of the actions described in clause (e), DutchCo shall distribute the Special Cnova Brazil Shares to LuxCo.

(e)
Immediately following the completion of the actions described in clause (d) but prior to the commencement of the actions described in Section 3.2.3, LuxCo by its turn shall distribute the Special Cnova Brazil Shares to Cnova Brazil.

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3.2.2.2 Implementation of the Cnova Brazil Share Distribution.  The Parties shall cause the following actions to be taken prior to the Cnova Brazil Share Distribution:

(a)
Cnova NV shall hold a general meeting of shareholders to, among other matters, (i) approve the Reorganization (in accordance with section 2:107a Dutch Civil Code), (ii) amend its articles of association in order to convert the Indirectly Held Cnova Shares into the Special Distribution Shares, (iii) reallocate share premium from Cnova NV's general share premium reserve to the special distribution reserve, (iv) distribute the Special Cnova Brazil Shares from Cnova NV's share premium reserve, (v) cancel the Special Distribution Shares and (vi) grant, subject to the occurrence of the Closing, discharge to Mr. Peter Estermann from all liability in relation to the performance of his duties as non-executive director of Cnova NV through the Closing.

(b)	The board of Cnova NV shall resolve to acquire the Special Distribution Shares for no consideration.

(c)
Via Varejo shall (i) cause LuxCo to execute a written resolution as sole shareholder of DutchCo to declare the distribution of the Special Cnova Brazil Shares to LuxCo and (ii) cause the board of DutchCo to approve such resolution and make the distribution.

(d)
Via Varejo shall (i) hold a shareholders meeting of LuxCo to approve the distribution of the Special Distribution Shares by LuxCo to Cnova Brazil and (ii) cause the board of LuxCo to make the distribution.

3.2.3 Cnova Brazil Share Acquisition.

3.2.3.1 Immediately following completion of the Cnova Brazil Share Distribution, Cnova Brazil shall (a) acquire the remaining Cnova Brazil shares held by Cnova NV and (b) shall pay to Cnova NV in consideration thereof cash in immediately available funds equal to the sum of (i) the Cash Purchase Price plus (ii) the Estimated Adjustment Amount (which, for avoidance of doubt, may be a negative number) (the actions referred to in clauses (a) and (b), collectively, the "Cnova Brazil Share Acquisition").

3.2.3.2 Implementation of the Cnova Brazil Share Acquisition.  Prior to the Cnova Brazil Share Acquisition, Via Varejo shall hold a general shareholders meeting pursuant to which Via Varejo shall approve the Cnova Brazil Share Acquisition.

3.3 Post-Closing Measures.  After the Closing, in addition to the other post-Closing actions set forth elsewhere in this Reorganization Agreement, the Parties shall take the following actions:
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3.3.1 On the Closing Date, Cnova NV and Cnova Brazil shall sign the relevant entries in Cnova Brazil's book of share transfer (livro de transferência de ações nominativas) to reflect the Cnova Brazil Share Acquisition and Cnova Brazil shall update its book of shares registry (livro de registro de ações nominativas) accordingly.

3.3.2 On the Closing Date, promptly following the Closing, each officer of Cnova Brazil appointed by Cnova NV shall tender his or her resignation from the applicable position in the management of Cnova Brazil.

3.3.3 On the Closing Date, promptly following the Closing, Via Varejo will cause Peter Estermann to tender his resignation as a director of Cnova NV with immediate effect.

3.3.4 Promptly following the resignations described in Section 3.3.2, Via Varejo, as the sole shareholder of Cnova Brazil, shall hold a general shareholders meeting pursuant to which Via Varejo shall (a) acknowledge the resignation of the officers appointed by Cnova NV and (b) appoint new officers of Cnova Brazil selected by Via Varejo among reputable and experienced professionals (such acknowledgement and appointment, together with the approval described in Section 3.2.3.2, the "Cnova Brazil Post-Closing Resolutions").

3.3.5 The Parties shall collaborate with Cnova Brazil to ensure proper filing of the Cnova Brazil Post-Closing Resolutions with the Board of Trade of São Paolo, if it is ascertained that any pending items (exigências) exist that could hinder or delay regular, full and effective processing of such filings.  This collaboration shall include, but is not limited to, the signature and/or presentation of any and all documents that may be deemed necessary or convenient for completion of such registration.  Via Varejo shall provide Cnova NV with copies of the documents that evidence the registration of the Cnova Brazil Post-Closing Resolutions within ten (10) Business Days after the date on which such registration is completed.

3.3.6 Repayment of Cnova Brazil Shareholders' Loans.  In accordance with the respective loan agreements entered into between Cnova NV, Cnova Brazil and Cnova Finança BV, amounting to Five Hundred Eleven Million Thirteen Thousand Eight Nine Hundred Ninety-Nine Reals and Thirty-Six cents (R$511,013,999.36) as of July 31, 2016, set forth in Section 3.3.6 of the Cnova Disclosure Schedule (the "Loans"), the implementation of the Reorganization is a triggering event for the acceleration of the repayment of the full amount of the Loans, including interest and any other accrued amounts.  Therefore, as per the terms of those agreements, no later than five (5) Business Days following the Closing Date, Via Varejo shall cause Cnova Brazil to repay the full amount of the Loans, together with all interest and any other accrued amounts up to that date (such principal amount, interest and other accrued amounts, the "Repayment Amount") by (i) paying to the Escrow Agent by wire transfer of immediately available funds an amount equal to US$60,000,000, to be held by the Escrow Agent pursuant to the Escrow Agreement, and (ii) paying to Cnova NV by wire transfer of immediately available funds an amount equal to the Repayment Amount minus an amount equal to US$60,000,000 converted into Reals at the then-current exchange rate.

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3.3.7 Merger of Cnova Brazil.

3.3.7.1 Promptly following the Closing, Via Varejo shall cause Cnova Brazil, at this stage a wholly-owned subsidiary of Via Varejo, to be merged with and into Via Varejo, with Via Varejo as the surviving corporation in the merger ("Merger of Cnova Brazil"), without the issuance of any shares of Via Varejo; provided, that Via Varejo shall not be required to, and shall not, cause the Merger of Cnova Brazil unless the transfer of all special Tax regime and Tax benefits from Cnova Brazil to Via Varejo has been approved by the applicable municipal, state and federal Governmental Entities, if such approval is necessary.

3.3.7.2 Implementation of the Merger of Cnova Brazil.  Via Varejo shall cause the following actions to be taken prior to the Merger of Cnova Brazil:

(a)
The management of Cnova Brazil and the management of Via Varejo shall execute a Protocol of Merger setting forth the basic terms and conditions of the Merger of Cnova Brazil (the "Cnova Brazil Protocol of Merger") and including the appraisal report of Cnova Brazil at book value (the "Cnova Brazil Appraisal Report");

(b)
The board of directors of Via Varejo shall hold a meeting in order to (i) ratify the hiring of the company responsible for preparing the Cnova Brazil Appraisal Report; (ii) approve the Cnova Brazil Appraisal Report; (iii) ratify the execution of the Cnova Brazil Protocol of Merger; (iv) approve the submission of the Merger of VV Part to the shareholders of Via Varejo; and (v) call the shareholders general meeting of Via Varejo to approve the Merger of Cnova Brazil and such other matters as may be required in connection with the completion of the Reorganization;

(c)	Via Varejo shall release a material fact (fato relevante) relating to the approval of the Merger of Cnova Brazil by the board of directors of Via Varejo;

(d)	Cnova Brazil shall hold a general shareholders meeting, in which Via Varejo shall: (i) ratify the execution of the Cnova Brazil Protocol of Merger; and (ii) approve the Merger of Cnova Brazil; and

(e)
Via Varejo shall hold a general shareholders meeting in order to:  (i) ratify the hiring of the company responsible for preparing the Cnova Brazil Appraisal Report; (ii) approve the Cnova Brazil Appraisal Report; (iii) ratify the execution of the Cnova Brazil Protocol of Merger; and (iv) approve the Merger of Cnova Brazil.

3.3.7.3 Actions Following the Merger of Cnova Brazil.  Immediately following the Merger of Cnova Brazil, the Parties shall cause the following actions to be taken:

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(a)	Via Varejo shall file the corporate documents mentioned in Sections 3.3.7.2(b), (c) and (d) for registration with the Board of Trade;

(b)	Via Varejo shall take any necessary actions to perform the updates related to the Merger of Cnova Brazil with the competent authorities; and

(c)	Via Varejo shall update Cnova Brazil's corporate books to reflect the Merger of Cnova Brazil.

3.4 Transactions Interdependent.  All deliveries, eventual payments, and other transactions and documents relating to the Closing shall be interdependent and none shall be effective unless and until all are effective (except to the extent that the Party entitled to the benefit thereof has waived satisfaction or performance thereof), and they shall be considered as being taken simultaneously for all purposes.

3.5 Further Assurances.  Except as otherwise expressly set forth in this Reorganization Agreement, the Parties hereby undertake to vote favorably and, as the case may be, take any necessary actions to cause the relevant parties to vote favorably, to implement the Reorganization.

CHAPTER IV
 CONDITIONS PRECEDENT TO THE CLOSING

4.1 Conditions to Each Party's Obligations to Consummate the Reorganization.  Notwithstanding other provisions in this Reorganization Agreement, the respective obligations of each Party to consummate the Reorganization shall be subject to the satisfaction (or waiver, if permissible under Law), pursuant to Article 125 of the Brazilian Civil Code, of each of the following conditions precedent:

(a)
The Reorganization shall have been approved by (i) Via Varejo's shareholders at a general meeting (the "Via Varejo Shareholder Approval") and (ii) Cnova NV's shareholders at a general meeting and the resolutions referred to in Section 3.2.2.2(a) shall have been delivered to the other Parties (the "Cnova Shareholder Approval");

(b)
Cnova NV shall have delivered to Via Varejo (i) audited financial statements of Cnova Brazil for the fiscal year ended December 31, 2015 (the "Cnova Brazil Audited Accounts") and (ii) unaudited financial statements of Cnova Brazil as of and for June 30, 2016, which unaudited financial statements shall have been subject to a limited review; and

(c)
The consummation of the Reorganization shall not have been restrained or prohibited by any Order of any Governmental Entity and there shall not be any statute, rule or regulation enacted or promulgated by any Governmental Entity that prevents or would reasonably be expected to prevent the consummation of the Reorganization.

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4.2 Conditions Precedent to Via Varejo's Obligation to Consummate the Reorganization.  The obligations of Via Varejo to consummate the Reorganization shall be subject to the satisfaction (or waiver by Via Varejo, if permissible under Law) of each of the following additional conditions precedent:

(a)
Each of Cnova NV and Cnova Brazil shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Reorganization Agreement at or prior to the Closing Date;

(b)	The Cnova Finança Restructuring shall have been completed;

(c)	No Material Adverse Effect shall have arisen or occurred since the date hereof;

(d)
Via Varejo shall have received a certificate signed on behalf of Cnova NV by an executive officer of Cnova NV and dated as of the Closing Date to the effect that the conditions set forth in Sections 4.2(a) and 4.2(b) have been satisfied; and

(e)	Via Varejo shall have received a copy of the Escrow Agreement, duly executed by Cnova NV and the Escrow Agent.

4.3 Conditions Precedent to Cnova NV's and Cnova Brazil's Obligation to Consummate the Reorganization.  The obligations of each of Cnova NV and Cnova Brazil to consummate the Reorganization shall be subject to the satisfaction (or waiver by Cnova NV, if permissible under Law) of each of the following additional conditions precedent:

(a)
Via Varejo shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Reorganization Agreement at or prior to the Closing Date;

(b)
Cnova NV shall have received a certificate signed on behalf of Via Varejo by an officer of Via Varejo and dated as of the Closing Date to the effect that the condition set forth in Section 4.3(a) has been satisfied; and

(c)	Cnova NV shall have received a copy of the Escrow Agreement, duly executed by Via Varejo and the Escrow Agent.

CHAPTER V
DUE DILIGENCE
5.1 Due Diligence.  Via Varejo has conducted legal due diligence on the relevant aspects of Cnova Brazil's business in order to assess the legal situation of Cnova Brazil, including, but not limited to, potential liabilities arising from, or related exclusively to, labor, tax and litigation matters (but excluding, for the avoidance of doubt, all matters relating to Cnova Finança) ("Due Diligence").  All the information disclosed by Cnova Brazil or any of its affiliates in the course of the Due Diligence shall be subject to the Confidentiality Obligation set forth in Section 8.4 below and the Non-Disclosure Agreement entered into between Via Varejo and Cnova Brazil in connection with the Reorganization.  Notwithstanding the foregoing, Via Varejo's Due Diligence shall not impact in any way any representation, warranties or covenants of Cnova Brazil or Cnova NV or any indemnification obligations relating thereto.

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CHAPTER VI
 REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties by the Parties.  Each Party represents and warrants to the other Parties that the following representations and warranties are true, accurate and not misleading in all respects on the date hereof and shall be true, accurate and not misleading in all respects on the Closing Date:

6.1.1 Incorporation.  Such Party validly exists and is a company duly incorporated or organized, registered and, to the extent such notion exists under applicable Law, in good standing under all applicable Laws.

6.1.2 Authority to Enter into this Reorganization Agreement.  Each Party has full right, power and authority to enter into this Reorganization Agreement, to carry out all transactions to be performed by such Party hereunder, to perform all of its obligations hereunder and to make the representations and warranties contained herein.

6.1.3 Authorizations.  Except as set forth in this Reorganization Agreement, no consent, approval, authorization or declaration from or filing with any Governmental Entity or person (including shareholder, investment committee or similar body) is necessary or shall be obtained for it to enter into this Reorganization Agreement, to perform its obligations hereunder and to make the representations and warranties contained herein.

6.1.4 Enforceability.  This Reorganization Agreement and all other documents necessary to implement the Reorganization constitute its legal, valid and binding obligations, enforceable against it in accordance with their respective terms and conditions.

6.1.5 Insolvency.  There has not been at any time since its incorporation, nor are there presently, any proceedings concerning it in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings, and no events have occurred which would justify such proceedings.

6.1.6 No Conflict.  Neither the execution nor compliance with or the performance of this Reorganization Agreement and of all other documents necessary to implement the Reorganization conflict or will conflict with, or result in, any breach of any provision of its articles of association or similar documents, constitute a violation of or default under any Law from any Governmental Entity with jurisdiction over it.

6.2 Representations and Warranties of Cnova NV.  Except as set forth in (a) the Cnova SEC Documents filed and publicly available prior to the date hereof (but excluding any disclosures set forth in any "risk factors" section, any "forward-looking statements" section or any similar section, in each case to the extent they are predictive or forward-looking in nature) or
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(b) the disclosure schedule delivered by Cnova NV to Via Varejo concurrent with the execution of this Reorganization Agreement (the "Cnova Disclosure Schedule") (it being acknowledged and agreed that disclosure in any section or subsection of the Cnova Disclosure Schedule shall be deemed disclosed with respect to (i) the representations and warranties (or covenants, as applicable) of Cnova NV or Cnova Brazil, as applicable, that are contained in the corresponding section or subsection of this Reorganization Agreement and (ii) such other representations and warranties in Section 6.2 if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent from the face of such disclosure), Cnova NV represents and warrants to Via Varejo that the following representations and warranties are true, accurate and not misleading on the date hereof and on the Closing Date; provided, however, that Cnova NV makes no representations or warranties with respect to the assets, liabilities or operations of Cnova Finança, which will be transferred to Cnova NV prior to the Closing pursuant to the Cnova Finança Restructuring (regardless of whether or not Cnova Finança is expressly excluded from the representations and warranties of Cnova NV):

6.2.1 Title of Shares.  As of the date hereof and as of immediately prior to the Closing, Cnova NV holds all the shares issued by Cnova Brazil, which are free and unencumbered of any burden, debts, issue, lien, claim, warranty, interest, restriction, participation or charge or any other ownership limitation (other than any restrictions on transfer arising under applicable securities Laws), and Cnova NV has valid and effective title of the shares.  Cnova NV holds the exclusive voting rights, power and authority in relation to such shares, which have been fully and properly paid up.  Cnova Brazil has not issued any other shares, commercial paper, bond, note or any title that may entitle any third party to subscribe to or that grants any third party any right to acquire any shares, interest or participation in the capital stock of Cnova Brazil.  There is no preemptive right, right of first offer or first refusal or any right whatsoever to acquire, assign or transfer any share issued by Cnova Brazil to any third party.

6.2.2 Organization, Existence, Information.  Cnova Brazil and its Subsidiaries are duly organized and validly existing in accordance with the Laws of the Federative Republic of Brazil or such other jurisdiction as indicated in Section 6.2.2 of the Cnova Disclosure Schedule, with full capacity and legal authority to conduct all of their activities and to hold and operate all of their assets.  Section 6.2.2 of the Cnova Disclosure Schedule sets forth a copy of the current Bylaws of Cnova Brazil.

6.2.3 Government Permits and Consents.  Cnova Brazil and its Subsidiaries (other than Cnova Finança) hold all the licenses, records, registrations, permits and consents required by applicable Laws for the carrying out of its activities as currently conducted (the "Cnova Brazil Permits"), except where the failure to hold or to comply with, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Cnova Brazil Permits, would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.  The consummation of the Reorganization will not result in any termination or limitation of any right of Cnova Brazil with respect to any Cnova Brazil Permit, except for customary updates of public or governmental registries which may be necessary as a result of the change of Cnova Brazil's ownership and management arising from such Reorganization or as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.

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6.2.4 Unaudited Financial Statements of Cnova Brazil.  The unaudited management accounts of the Cnova Brazil business of and for the period ended as of June 30, 2016 ("Cnova Brazil Management Accounts") fairly present in all material respects, in conformity with IFRS applied on a consistent basis by Cnova Brazil (as adjusted to reflect the outcome of the Investigation) during the periods involved (subject to the absence of footnote disclosures and other presentation items and normal year-end audit adjustments), the consolidated financial position of Cnova Brazil and its Subsidiaries (other than Cnova Finança) as of the dates thereof and their results of operations and cash flows for the periods then ended.

6.2.5 Compliance with Laws and Regulations and Litigation.

6.2.5.1 Except as set forth in Section 6.2.5 of the Cnova Disclosure Schedule, Cnova Brazil and its Subsidiaries are, to the extent it may affect the implementation of the Reorganization contemplated under this Reorganization Agreement and the compliance with the provisions hereunder in compliance with the Laws applicable to them, except where such non-compliance would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.  As of the date hereof, there is no pending judicial or administrative lawsuit, action, claim, arbitration, mediation or, the knowledge of Cnova NV, inquiry, investigation or other proceeding of civil, tax, labor, environmental, criminal, regulatory or any other nature pending against, commenced by or, to the knowledge of Cnova NV, threatened against or involving Cnova Brazil or any of its Subsidiaries and/or their assets that would reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.

6.2.5.2 Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, to the knowledge of Cnova NV, none of the respective directors, officers, representatives of Cnova Brazil  or any of its Subsidiaries has, acting on behalf of Cnova Brazil or any of its Subsidiaries, directly or indirectly, (a) used corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any official, officer, employee or representative of any Governmental Entity; or (c) made any bribe, payoff, rebate, influence payment, kickback or other unlawful payment. Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, Cnova Brazil and its Subsidiaries are, to the extent applicable, in compliance with any applicable Law, whether foreign or domestic, governing corrupt practices, money laundering, anti-bribery or anticorruption.  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, since January 1, 2014, neither Cnova Brazil nor any of its Subsidiaries has, in connection with or relating to the business of Cnova Brazil or any of its Subsidiaries, received any written notice alleging any such violation.

6.2.6 Ordinary Course of Business.  From June 30, 2016 to the date hereof, (a) Cnova Brazil and its Subsidiaries have conducted their businesses in the ordinary course of business in all material respects, in a manner consistent with the provisions of their respective organizational documents and (b) there has not been any event, change, Effect, condition, development, occurrence, state of circumstances or fact that has had or would reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect on Cnova Brazil.
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6.2.7 Subsidiaries.  Except as set forth in Section 6.2.7 of the Cnova Disclosure Schedule, Cnova Brazil does not own, directly or indirectly, any stock of, any other equity interest in, or any securities convertible into equity interest in, any other person and it has no obligation to acquire any of the foregoing (except for the obligations to acquire shares as set out in this Reorganization Agreement).  Section 6.2.7 of the Cnova Disclosure Schedule sets forth the jurisdiction of organization of each Subsidiary of Cnova Brazil and the number of authorized, issued and outstanding shares of capital stock or other equity interests of such Subsidiary, and all holder(s) thereof.  Cnova NV has made available to Via Varejo prior to the date hereof complete and correct copies of the articles of incorporation, bylaws or other comparable organizational documents of each Subsidiary of Cnova Brazil, each as amended to the date of this Reorganization Agreement.

6.2.8 Branches.  Section 6.2.8 of the Cnova Disclosure Schedule sets forth all branches and establishments of Cnova Brazil and its Subsidiaries existing on the date hereof.  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as whole, all establishments and branches of Cnova Brazil and its subsidiaries were duly opened, validly exist, are in good standing in all aspects under all applicable Laws and are duly registered with the applicable Governmental Entities.

6.2.9 Properties.

6.2.9.1 Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, Cnova Brazil or one of its Subsidiaries is the legal owner and holds legitimate, peaceable and uncontested possession to all the fixed or movable goods and rights representing the assets required to enable Cnova Brazil and its Subsidiaries to conduct their business as currently conducted in all material respects.  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, (a) the assets of Cnova Brazil and its Subsidiaries are free and unencumbered of any mortgages, charges, issues, burdens, liens, retention rights, attachments, chattel mortgages, obligations, fines or pledges of any nature; (b) Cnova Brazil and its Subsidiaries are entitled to use, enjoy and dispose of such goods and rights at any time, as legally permitted, without such usage, enjoyment or disposal affecting the rights or interests of third parties; and (c) except for normal wear and tear, such assets are in usable condition for the operation of the business of Cnova Brazil and its Subsidiaries as currently conducted.

6.2.9.2 Except for the real estate properties set forth in Section 6.2.9.2 of the Cnova Disclosure Schedule, which are leased or owned by Cnova Brazil or its Subsidiaries, none of Cnova Brazil or any of its Subsidiaries is the owner, lessor and/or lessee of any material real estate property.  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, Cnova Brazil and its Subsidiaries have paid and currently pay any and all rents, Taxes and assessments due by them in connection with the lease of the real estate properties in which it conducts its activities in all periods for which liability could still be imposed from under any applicable statutes of limitation, including but not limited to Municipal Real Property Tax – IPTU.
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6.2.9.3 There is no property and assets (whether real, personal, tangible or intangible), used or held for use in connection with the businesses of Cnova Brazil or any of its Subsidiaries, that is owned by Cnova NV or any of its Subsidiaries (other than Cnova Brazil and its Subsidiaries).

6.2.10 No Undisclosed Liabilities.  There is no Indebtedness and there are no liabilities, contingencies or obligations of Cnova Brazil or any of its Subsidiaries of any kind, other than those (a) not required by IFRS, as consistently applied by Cnova Brazil (as adjusted to reflect the outcome of the Investigation), to be reflected on a consolidated balance sheet of Cnova Brazil (or the notes thereto), (b) reflected or reserved against (provisionadas) on the Cnova Brazil Management Accounts, (c) incurred in the ordinary course of business consistent with past practice, (d) for Taxes, which are the subject of Section 6.2.13, (e)  incurred pursuant to the terms of this Reorganization Agreement or (f) that otherwise would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.

6.2.11 Agreements.

6.2.11.1 Section 6.2.11.1 of the Cnova Disclosure Schedule sets forth the contracts, agreements, arrangements, understandings and commitments to which Cnova Brazil or any of its Subsidiaries is a party that:  (a) are material to the operation of the business of Cnova Brazil and its Subsidiaries, taken as a whole; or (b) relate to Indebtedness or loans (including intercompany loans) or other financing agreements or arrangements (other than trade payables incurred in the ordinary course) in excess of One Million Reals (R$1,000,000) ("Relevant Agreements").

6.2.11.2 Each Relevant Agreement has been entered into by Cnova Brazil or its applicable Subsidiary on arm's-length terms.

6.2.11.3 Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, (a) Cnova Brazil and its Subsidiaries, as the case may be, have complied with all material terms and conditions and have been paying all amounts due in a timely manner with the parties to the Relevant Agreements and (b) to the knowledge of Cnova NV, no party to any Relevant Agreement is in breach of or default in any material respect thereunder or has communicated in writing its intention to terminate that Relevant Agreement.

6.2.11.4 Except as set forth in Section 6.2.11.4 of the Cnova Disclosure Schedule and in this Reorganization Agreement, the execution, performance and compliance by Cnova Brazil and its Subsidiaries, as the case may be, of/with the Reorganization Agreement and the other documents related to its implementation will not (a) result, according to the terms of the Relevant Agreements, in the early termination/revocation of any Relevant Agreement, (b) assuming compliance with the matters referred to in Section 6.1.3, require any consent or other action by any person under, constitute a default (with or without notice or lapse of time, or both) under any provision of, result in any loss, or suspension, limitation or impairment of any right of Cnova Brazil or any of its Subsidiaries to own or use any assets required for the conduct of their respective businesses, or give rise to any right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, any contract to which Cnova Brazil or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or (c) result in the creation or imposition of any material lien on any asset or property of Cnova Brazil or any of its Subsidiaries, in each case, with only such exceptions as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.
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6.2.12 Labor and Employee Matters.

6.2.12.1 Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole:

(a)
Cnova Brazil and its Subsidiaries have complied in all respects with (i) all applicable Laws governing its employees and representatives, (ii) all obligations in connection with their employees and representatives, including, without limitation, payment of wages, salaries, commissions, bonuses, benefits, as well as any other kind of compensation and calculation and payment of Taxes related to these employees and representatives and (iii) all employment agreements and applicable Laws, including, but not limited to, employment contracts, management contracts, employment practices, salaries, wages and working hours regulations, employment benefits, severance payments, social security contributions and collective bargaining agreements;

(b)
there are no bonuses, profit sharing or similar special benefits in existence for employees, representatives or third parties for the account of Cnova Brazil and its Subsidiaries, including share purchase or profit-sharing agreements or plans for any of their businesses, except the benefits required by the relevant employment agreements, Law, court settlements or collective bargaining agreements; and

(c)
Cnova Brazil and its Subsidiaries:  (i) have not engaged in any unfair labor practice, including unlawful discrimination, slavery work, unhealthy or unsafe labor environment in violation of Law, moral harassment or unlawful reduction in employees' compensation, salaries or benefits; and (ii) have not outsourced any of the activities related to their core business and have no relationship of subordination with any outsourced employee nor with any of the employees, personnel or staff of their service providers.

6.2.12.2 Section 6.2.12.2 of the Cnova Disclosure Schedule sets forth all plans, agreements, arrangements, programs or policies providing for equity or equity-based compensation (the "Equity Plans")
(a) that are sponsored, administered, maintained, contributed to or entered into by Cnova Brazil or any of its Subsidiaries or (b) for which Cnova Brazil or any of its Subsidiaries has any direct or indirect liability.

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6.2.12.3 Section 6.2.12.3 of the Cnova Disclosure Schedule sets forth, for each outstanding equity award granted to any current or former service provider to Cnova Brazil or its Subsidiaries, the holder, type of award, grant date, number of shares and vesting schedule.  Five (5) days prior to the Closing Date, Cnova NV will provide Buyer with a revised version of Section 6.2.12.2 of the Cnova Disclosure Schedule, updated as of the most recent practicable date.

6.2.13 Taxation.

6.2.13.1 Except as set forth in Section 6.2.13.1 of the Cnova Disclosure Schedule:  (a) Cnova Brazil and its Subsidiaries' Tax credits as reflected in the Cnova Brazil Management Accounts are valid and existing; (b) Cnova Brazil and its Subsidiaries have (i) timely paid, withheld, collected or remitted to the relevant Governmental Entity, as the case may be, all applicable Taxes, (ii) complied with all applicable Tax Laws and Tax incentive programs, (iii) timely submitted all income Tax Returns required by Law to the relevant Governmental Entity, and all such Tax Returns were true, accurate and complete in all material respects at the time they were filed, (iv) fulfilled all ancillary obligations relating to Taxes required by Law, (v) provided statements, reports and other informational documents (including, among others, declarations or supporting information) using IFRS and required by Law and (vi) made adequate provision to pay all Taxes due for the periods covered by said declarations.

6.2.13.2 Except as reflected in Cnova Brazil Management Accounts:  (a) none of Cnova Brazil or any of its Subsidiaries has been notified that it is currently under audit or any administrative proceeding involving Taxes and, to the knowledge of Cnova NV, there is no ongoing, pending or threatened audit or investigation process relating to the Tax affairs of Cnova Brazil or any of its Subsidiaries and (b) none of Cnova Brazil or any of its Subsidiaries has received from any Governmental Entity an assessment notice or notification concerning the scheduling of inspections or Tax procedures.

6.2.13.3 No adjustment that would increase the Tax liability, or reduce any Tax asset, of Cnova Brazil or any of its Subsidiaries has been threatened in writing, proposed or made by a Governmental Entity during any audit of a Pre-Closing Tax Period which could reasonably be expected to be threatened, proposed or made in an audit of any subsequent Tax period.

6.2.13.4 There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between Cnova Brazil or any of its Subsidiaries and any Governmental Entity.

6.2.13.5 No claim has been made by any Governmental Entity in a jurisdiction where Cnova Brazil and/or Cnova Brazil's Subsidiaries do not file Tax Returns that Cnova Brazil or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

6.2.13.6 Since the end of the last period for when Cnova Brazil and its Subsidiaries ordinarily record items on their respective books, none of Cnova Brazil or any of its Subsidiaries incurred any material Tax liability other than in the ordinary course of business.

6.2.13.7 Each of Cnova Brazil and its Subsidiaries has fulfilled all legal requirements necessary to maintain the Tax regime and Tax incentives currently used thereby in the ordinary course of its business.

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6.2.14 Insurance.  All material insurance policies contracted by Cnova Brazil and its Subsidiaries are in full force and effect and all corresponding premiums or installment payments have been paid.  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, (a) Cnova Brazil and its Subsidiaries have not failed to inform the insurance companies of any event or claim in a timely fashion, according to the rules of the aforementioned insurance policies, and full payment of any indemnity set forth in the aforementioned policies has not been affected or rejected as a result of any act, omission or negligence and (b) Cnova Brazil and its Subsidiaries have not presented any insurance claims pursuant to the aforementioned policies in which an insurer has claimed exemption from liability or presented a defense based on reservation of rights or related provision.

6.2.15 Guarantees.  There is no guarantee, collateral, indemnity or security (whether secured or unsecured, including fiança, caução, penhor and alienação fiduciária) given by Cnova Brazil or any of its Subsidiaries in relation to Cnova Brazil and its Subsidiaries or a substantial part of its/their assets or activities, or for their benefit, in respect of which obligations or liabilities are still outstanding.

6.2.16 Powers of Attorney.  Section 6.2.16 of the Cnova Disclosure Schedule sets forth a complete list of powers of attorney granted by Cnova Brazil and its Subsidiaries which are in force as of the date hereof, indicating in each case, the names of the grantees, the validity and the powers granted.

6.2.17 Intellectual Property Rights.  Section 6.2.17 of the Cnova Disclosure Schedule sets forth a list of (a) all domain names owned by Cnova Brazil or any of its Subsidiaries, which are duly registered with the Coordination and Information of the Br Point Nucleus (NIC.br), through Registro.br or other relevant bodies and (b) all trademarks, patents and other Intellectual Property Rights owned or in process of being obtained by Cnova Brazil and its subsidiaries or licensed or in process of being licensed to them, in each case of clause (a) and (b), that are material to the business of Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole (collectively, the "Cnova Brazil IP").  None of the Cnova Brazil IP is subject to any encumbrance and there is no written agreement that results in any encumbrance to any such Cnova Brazil IP that adversely affects its free use, possession and/or disposal by Cnova Brazil and its Subsidiaries, except for customary encumbrances and restrictions affecting Intellectual Property Rights licensed by third parties to Cnova Brazil in the ordinary course of business or as has not had and would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole.  Except for Cnova Brazil and its Subsidiaries, no person has the right to use any mark of Cnova Brazil or any of its Subsidiaries.  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, there are no pending or, to the knowledge of Cnova NV, threatened claims involving Cnova Brazil or any of its Subsidiaries that:  (i) challenge the ownership, validity or enforceability of any Cnova Brazil IP; (ii) seek to restrict the use by Cnova Brazil and its Subsidiaries of any Cnova Brazil IP; or
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(iii) allege that Cnova Brazil or any of its Subsidiaries infringes or violates the Intellectual Property Rights of any person. To the knowledge of Cnova NV, no third party has infringed upon or otherwise violated any Cnova Brazil IP.

6.2.18 Environmental Matters.  Except would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), taken as a whole, since commencement of their business activities, Cnova Brazil and its Subsidiaries have not performed any activities which are detrimental to the environment or that may cause it to pay fines or incur any other costs including, but not limited to, remediation costs in respect to any environmental contamination.  Cnova Brazil and its Subsidiaries and all services and products provided by Cnova Brazil and its Subsidiaries have complied and currently comply in all material respects with all applicable Laws and regulations governing environmental protection and labor safety ("Environmental Laws").  Except as would not reasonably be expected to be material to Cnova Brazil and its Subsidiaries (other than Cnova Finança), Cnova Brazil and each of its Subsidiaries, in the exercise of its activities, has not disposed of, emitted, discharged, disseminated, spilled or released any dangerous or toxic substance in the air, soil or water or stored or deposited any dangerous or toxic substance, in each case in violation of any Environmental Law.  None of Cnova Brazil or any of its Subsidiaries has received written notice of any existing or potential breach of any Environmental Law.

CHAPTER VII
 INDEMNIFICATION OBLIGATIONS

7.1 Indemnification by Cnova NV.  Subject to the limitations set forth in this Chapter VII, from and after the Closing, Cnova NV hereby undertakes to indemnify and hold harmless Via Varejo, its affiliates, Cnova Brazil and any of their respective successors and assigns (the "Via Varejo Indemnified Parties") from and against any and all losses, damages, penalties, liabilities, costs, charges and expenses (including reasonable attorney's fees, as well as administrative and judicial fees incurred in enforcing any right to indemnification pursuant to this Section 7.1) ("Losses") that are actually incurred by any Via Varejo Indemnified Party, directly or indirectly caused by, arising out of or resulting from:

7.1.1 any breach or inaccuracy, as of the Closing Date, of any representation or warranty made by Cnova NV or Cnova Brazil in Section 6.1 or 6.2;

7.1.2 any breach of any covenant or any other obligation of Cnova NV or, prior to the Closing, Cnova Brazil under this Reorganization Agreement;

7.1.3 (a) actions, suits, investigations or any proceedings by third persons arising in connection with or related to the accounting practices and employee misconduct relating thereto of Cnova Brazil that were identified by the investigation described in Item 15 of Cnova NV's Annual Report on Form 20‑F filed with the SEC on July 22, 2016 (the "Investigation"), (b) the consolidated federal securities class action styled In re Cnova N.V. Securities Litigation, No. 16-cv-444 (LTS) (S.D.N.Y. filed Jan. 20, 2016), as it may be amended from time to time (including to add any additional claims related to or arising from the Investigation),
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(c) the Cnova Finança Restructuring or any claim arising from facts, acts, events or omissions related to Cnova Finança or the ownership by Cnova Brazil of Cnova Finança, in each case at any time prior to the Closing, (d) actions, suits or proceedings against Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) relating to any claim by any customer of Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) in connection with products sold by Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) prior to the Closing Date (collectively, "Consumer Claims") or (e) actions, suits or proceedings against Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) relating to labor, employee or employment claims with respect to any conduct that occurred prior to the Closing Date, but excluding any such action, suit or proceeding brought by or on behalf of any employee of Cnova Brazil or any of its Subsidiaries (other than Cnova Finança) who is terminated by Via Varejo or any of its Subsidiaries (including, from and after the Closing, Cnova Brazil and its Subsidiaries (other than Cnova Finança)) upon or following the Closing (collectively, "Labor Claims"); provided, however, that Cnova NV shall not be required to indemnify and hold harmless any Via Varejo Indemnified Party for any Loss pursuant to clauses (a) and (b) of this Section 7.1.3 if, and only to the extent, that such Loss is determined by a Governmental Entity to have been caused by, arise out of or result from such Via Varejo Indemnified Party's status as a shareholder of Cnova NV prior to the Closing; and

7.1.4 Covered Taxes.

7.2 Indemnification by Via Varejo.  Subject to the limitations set forth in this Chapter VII, from and after the Closing, Via Varejo hereby undertakes to indemnify and hold Cnova NV, its affiliates (other than Via Varejo and its Subsidiaries, including Cnova Brazil from and after the Closing) and any of their respective successors and assigns (the "Cnova Indemnified Parties") harmless from and against any and all Losses that are actually incurred by Cnova Indemnified Parties, directly or indirectly caused by, arising out of or resulting from:

7.2.1 any breach or inaccuracy, as of the Closing Date, of any representation or warranty made by Via Varejo in Section 6.1; and

7.2.2 breach of any covenant or any other obligation of Via Varejo or, from and after the Closing, Cnova Brazil under this Reorganization Agreement.

7.3 Limitations.  Cnova NV's obligation to indemnify and hold harmless pursuant to pursuant to Section 7.1.1 (except in respect of each of the representations and warranties set forth in any of Sections 6.1, 6.2.1 and 6.2.2 (such representations, the "Cnova Fundamental Representations")), Section 7.1.3 (except as otherwise provided in Sections 7.3.2 and 7.3.3) and Section 7.1.4 shall be subject to the following limitations and exceptions:

7.3.1 Term.  Cnova NV's obligation to indemnify pursuant to Section 7.1 shall remain valid and effective until the expiration of the statute of limitations applicable to the relevant matter giving rise to the Loss or Covered Tax, as applicable; provided, that Cnova NV's obligation to indemnify pursuant to Section 7.1 with respect to any indemnity claim submitted by any of the Via Varejo Indemnified Parties within the applicable statute of limitations shall survive until such indemnity claim is definitively resolved and/or the Via Varejo Indemnified Parties are indemnified, whichever occurs later.

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7.3.2 Deductibles.  None of Via Varejo Indemnified Parties shall be entitled to indemnification for Losses pursuant to Sections 7.1.1 (except in respect of the Cnova Fundamental Representations) and 7.1.4 unless and until the total amount of all outstanding Losses in respect thereof collectively exceeds Twenty-Five Million Three Hundred Twenty-Four Thousand Reals (R$25,324,000) and thereafter only to the extent such Losses exceed the General Deductible (the "General Deductible").  None of the Via Varejo Indemnified Parties shall be entitled to indemnification for Losses pursuant to (a) Section 7.1.3(d) unless and until the total amount of all Losses in respect thereof exceeds Twenty Million Four Hundred Eighty-Three Thousand Five Hundred Eighty-Five Reals (R$20,483,585) (the "Consumer Claims Deductible"), and thereafter only to the extent that such Losses exceed the Consumer Claims Deductible or (b) Section 7.1.3(e) unless and until the total amount of all Losses in respect thereof exceeds Twenty-Two Thousand Two Hundred Ninety-Eight Reals (R$22,298) (the "Labor Claims Deductible"), and thereafter only to the extent that such Losses exceed the Labor Claims Deductible.

7.3.3 Cap Amount.  Subject to the last sentence of this Section 7.3.3, indemnification shall only be available under Sections 7.1.1 (except in respect of the Cnova Fundamental Representations), 7.1.3(a) (except as set forth in the last sentence of this Section 7.3.3), 7.1.3(d), 7.1.3(e) and 7.1.4 collectively, for Losses up to an aggregate amount of One Hundred Eighty-Nine Million Nine Hundred Thirty Thousand Reals (R$189,930,000) (the "Cap Amount").  Subject to the last sentence of this Section 7.3.3, in no event shall Cnova NV or any of its affiliates have any liability pursuant to Section 7.1 (except in respect of the Cnova Fundamental Representations) for any Loss that exceeds the Cap Amount. Notwithstanding anything in this Section 7.3.3 to the contrary, Cnova NV's indemnification obligations for the Cnova Fundamental Representations, for Taxes indemnifiable pursuant to Section 7.1.3(a), or pursuant to any of Sections 7.1.2, 7.1.3(b) or 7.1.3(c) shall not be subject to the Cap Amount.

7.3.4 De Minimis Amounts; Materiality Qualifications.  No Via Varejo Indemnified Party shall be entitled to indemnification under Section 7.1.1 unless the Losses caused by or resulting from the breach or inaccuracy (or aggregated Losses resulting from the same or similar facts, events or circumstances) are greater than (a) in the case of the Cnova Fundamental Representations, Fifteen Thousand Eight Hundred Twenty-Eight Reals (R$15,828), or (b) in the case of any other representation or warranty set forth in this Reorganization Agreement, One Hundred Fifty-Eight Thousand, Two Hundred Seventy-Five Reals (R$158,275) (the threshold set forth in clause (a) or (b), as applicable, the "De Minimis Amount"); it being understood that any claims for amounts less than the De Minimis Amount shall be disregarded in determining whether the General Deductible or the Cap Amount have been exceeded.  For purposes of determining the amount of Losses resulting from any breach or inaccuracy of the representations and warranties set forth in Section 6.2 (other than Section 6.2.6(b), the first sentence of Section 6.2.9.2, Section 6.2.11.1 and the first sentence of Section 6.2.17) and whether any such inaccuracy or breach of any such representation or warranty has occurred, the terms "material," "materially," "material adverse effect" or other similar qualifications as to materiality (including specific monetary thresholds) contained or incorporated in any such representation or warranty shall be disregarded.

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7.3.5 Via Varejo Contribution.  The Parties agree that, considering that Via Varejo holds twenty-two percent (22%) of the share capital of Cnova NV as of the date hereof, and is therefore exposed to twenty-two percent (22%) of any Loss suffered by Cnova Brazil, the Via Varejo Indemnified Parties shall only be entitled to indemnification for seventy-eight percent (78%) of the total amount of each indemnifiable Loss pursuant to Section 7.1.1, Section 7.1.3 or Section 7.1.4.  The limitation set forth in this Section 7.3.5 shall be applied to the amount of each Loss for purposes that this Chapter VII, including in determining whether Losses in the aggregate amount of the General Deductible, the Cap Amount or the De Minimis Amount have been incurred for purposes of Sections 7.3.2, 7.3.3 and 7.3.4.

7.3.6 Non-Indemnifiable Losses and Events; Effective Amount to Be Indemnified.  Cnova NV shall not be held liable for and shall not indemnify the Via Varejo Indemnified Parties for Losses arising from or related to (a) any act, omission or occurrence occurring after the Closing or (b) acts necessary to comply with the terms of this Reorganization Agreement.  Furthermore, any indemnification to be provided by Cnova NV under this Reorganization Agreement shall be calculated so as to be the net amount of (i) (without duplication of the Consumer Claims Deductible or the Labor Claims Deductible) any proper allowance, provision or reserve which exists and is recorded in the Cnova Brazil Management Accounts or the Cnova Brazil Audited Accounts and provisioned in the balance sheet in respect of the matter giving rise to the Loss; (ii) any indemnification received under an insurance policy then in force in favor of Cnova Brazil and its Subsidiaries; and (iii) any amount of such Losses which has been recovered from third parties by the Via Varejo Indemnified Parties.

7.3.7 Mitigation.  Each Party shall take commercially reasonable steps to mitigate its Losses (including by using such efforts to recover any insurance as may be available with respect to such Loss) upon and after becoming aware of any event which would reasonably be expected to give rise to any Losses; provided, that the foregoing shall not be deemed to impose on any Indemnified Party any obligation or duty to initiate legal proceedings to seek such recovery.  All Losses will be determined, and any indemnification in respect of Losses will be made, net of any cash Tax benefits actually realized but including any Tax costs actually incurred in connection with the facts or matters giving rise to such Losses.

7.3.8 NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS REORGANIZATION AGREEMENT, IN NO EVENT SHALL ANY PARTY BE LIABLE FOR (a) ANY EXEMPLARY, PUNITIVE, SPECIAL OR INDIRECT DAMAGES OR (b) CONSEQUENTIAL, DIMINUTION IN VALUE, LOSS OF FUTURE PROFITS, REVENUE OR INCOME (OR ANY AMOUNT CALCULATED ON ANY SUCH BASIS) OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY OR OTHER SIMILAR DAMAGES OR ITEMS, IN EACH CASE IN THIS CLAUSE (b) EXCEPT TO THE EXTENT THAT ANY OF THE FOREGOING ARE REASONABLY FORESEEABLE; provided, that if an Indemnified Party is held liable to a third party in respect of a Third-Party Claim for any such Losses and the applicable Indemnifying Party is obligated to indemnify such Indemnified Party for the matter that gave rise to such Losses, then such Indemnifying Party shall be liable for, and obligated to reimburse such Indemnified Party for, such Losses (subject to the limitations set forth in this Chapter VII).
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7.3.9 For purposes of determining the amount of Losses in connection with this Section 7.3, the exchange rate as of the date immediately preceding payment as published in the Wall Street Journal on such date.

7.4 Exceptions to the Limitations of Liability.  None of the limitations provided in this Chapter VII shall apply to any Loss to the extent that such Loss arises as a result of fraud; provided that, for the avoidance of doubt, this Section 7.4 does not limit Cnova's indemnification obligations pursuant to Section 7.1.3(a) or Section 7.1.3(b).

7.5 Indemnification Procedure.

7.5.1 Notice of Claim.  In the event one Party (the "Indemnified Party") intends to seek indemnification under this Chapter VII, it shall promptly (and in any event within five (5) Business Days) notify the other Party (the "Indemnifying Party") in writing of such claim (such notice, a "Claims Notice) describing such claim in reasonable detail to the extent known, the basis on which indemnification is sought and the amount or estimated amount (if known or estimable) of such Losses and the method of computation thereof, and containing a reference to the provisions of this Reorganization Agreement in respect of which such right of indemnification is claimed or arises, and in the case of a claim by a third party against the Indemnified Party (a "Third-Party Claim"), contain (by attachment or otherwise) all such other material information as such Indemnified Party shall have received concerning such Third-Party Claim including the amount (estimated, if necessary) of the damages sought under such Third-Party Claim, any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto, provided, that the failure to provide a Claims Notice regarding a Third-Party Claim shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby.  Notwithstanding the foregoing, with respect to claims for indemnification pursuant to Section 7.1.3(d) and (e), Via Varejo shall submit no more than one Claims Notice per month and the time period referred to in the first sentence of this Section 7.5.1 shall be forty (40) Business Days rather than five (5) Business Days.

7.5.2 Third-Party Claims.  The Indemnifying Party is entitled to participate in the defense of and control the Third-Party Claim and, if such Indemnifying Party wishes to control the defense thereof, such Indemnifying Party shall provide written notice to the Indemnified Party that the Indemnifying Party intends to undertake such defense at the Indemnifying Party's sole cost and expense and that the Indemnifying Party will indemnify the Indemnified Party against Losses resulting from or relating to such Third-Party Claim, as applicable, to the extent such Losses are subject to indemnification pursuant to this Chapter VII.  If the Indemnifying Party elects to control the defense of the Third-Party Claim, the Indemnified Party (a) shall at all times have the right to fully participate in the defense of such Third-Party Claim with its own counsel and at its own expense (except as set forth below in this section) and (b) shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the

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2
Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under its control relating thereto as are reasonably requested by the Indemnifying Party. If notice is given to an Indemnifying Party of the commencement of a Third-Party Claim in accordance with Section 7.5.1, and such Indemnifying Party does not, within twenty (20) Business Days after receiving notice of the Third-Party Claim from the Indemnified Party, give notice to the Indemnified Party of such Indemnifying Party's election to control the defense thereof, the Indemnified Party will have the right to conduct the defense of the Third-Party Claim with reputable legal counsel at the Indemnifying Party's sole cost and expense and the Indemnifying Party will be bound by any determination made in such action or any compromise or settlement thereof effected by the Indemnified Party so long as the prior written consent of the Indemnifying Party to such compromise or settlement has been obtained (which consent will not be unreasonably withheld, delayed or conditioned).  Notwithstanding anything to the contrary, if the Indemnifying Party assumes control of the defense of the Third-Party Claim and the Indemnified Party reasonably concludes, based on advice of counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Third-Party Claim or that there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, the reasonable fees and expenses of counsel to the Indemnified Party will be borne by the Indemnifying Party.  Regardless of which Party assumes the defense of a Third-Party Claim, the Indemnifying Party and the Indemnified Party agree to cooperate fully with one another in connection therewith and to keep each other reasonably informed of the status of the claim and any related proceeding.

7.5.3 Settlement of Third-Party Claims.  Notwithstanding anything else in this Chapter VII, no compromise or settlement may be effected by the Indemnifying Party without the Indemnified Party's consent (which consent shall not be unreasonably withheld, delayed or conditioned) unless (a) there is no finding or admission of any violation of Law or any violation of the rights of any person and no effect on any other claims, if any, that may be made against the Indemnified Party, (b) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (c) such compromise or settlement contains or serves to effect an unconditional release by the person(s) asserting such Third-Party Claim to all Indemnified Parties from all Losses with respect to such Third-Party Claim.

7.5.4 Attachment of Cnova Brazil Assets.  If (a) any asset of Cnova Brazil is attached (penhorado) by any Government Entity with respect to a Third-Party Claim or (b) Cnova Brazil is prevented from obtaining any clearance certificate (certidão negativa or a certidão positiva com efeitos de negativa) from any Government Entity due to a Third-Party Claim, then Cnova NV shall promptly, but no later than ten (10) Business Days following receipt of the applicable Claims Notice from Via Varejo, take commercially reasonable measures to provide for acceptable guarantees to the applicable Government Entities so that either the asset is unattached or the impediment for the issuance of the certificate is cleared, as the case may be; provided, that under no circumstance shall Cnova NV be obliged to admit guilt and/or wrongdoing, agree to settlement or otherwise waive any rights under such third party claim).  If Cnova NV fails to provide for acceptable guarantees within ten (10) Business Days following receipt of the applicable Claims Notice from Via Varejo, Via Varejo may provide the applicable Government Entity with an acceptable guarantee at Cnova NV's sole cost.
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7.6 Exclusivity; No Double Recovery.  The indemnification obligation set forth in this Chapter VII shall, other than with respect to claims of fraud or willful and material breach of this Reorganization Agreement, be the exclusive means by which the Parties may assert any remedy (including any claim for monetary relief) against any of the Parties or any of their affiliates in respect of the Reorganization or the subject matter of the Reorganization Agreement.  In any case where the Indemnified Party recovers any part of any Loss in respect of a matter with respect to which indemnification was provided by the Indemnifying Party (including any recovery from insurance policies), the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of any expenses incurred by the Indemnified Party in procuring such recovery), to avoid double recovery for the same Loss, but not in excess of any amount previously so paid by the Indemnifying Party in respect of such matter.

7.7 Manner of Payment.  Any indemnification of any Via Varejo Indemnified Party of a Loss pursuant to this Chapter VII shall be effected by wire transfer of immediately available funds from Cnova NV to an account designated in writing by the applicable Via Varejo Indemnified Party within ten (10) Business Days after the final determination thereof. Any indemnification of any Cnova Indemnified Party of a Loss pursuant to this Chapter VII shall be effected by wire transfer of immediately available funds from Via Varejo to an account designated in writing by the applicable Cnova Indemnified Party within ten (10) Business Days after the final determination thereof.  Any indemnification obligation of a Loss hereunder shall be deemed to be "finally determined" for purposes of this Chapter VII when the parties to such action have so determined by mutual agreement or, if disputed, when a final order shall have been entered after which at least ten (10) Business Days have elapsed and such order is not subject to pending appeal.

CHAPTER VIII
 OTHER OBLIGATIONS

8.1 Approvals/Authorizations.  Each of the Parties agrees to cooperate and to diligently proceed with any actions required and more generally to do whatever is or would reasonably be expected to be necessary, proper or advisable under applicable Law in order to obtain any regulatory authorization, permit or approval (including, as the case may be, the transfer of such authorizations, permits or approvals to Via Varejo) that would be required or advisable to implement the Reorganization.

8.2 Shareholders Meetings.

8.2.1 As soon as reasonably practicable following the date hereof, Via Varejo, acting through its board of directors, shall (a) take all actions necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of adopting this Reorganization Agreement (the "Via Varejo Shareholders Meeting"), (b) include in any shareholders circular required to be prepared and distributed by Via Varejo in connection with the Via Varejo Shareholders Meeting the recommendation of the board of directors of Via Varejo that the shareholders of Via Varejo vote in favor of the adoption of this Reorganization Agreement and (c) use its reasonable best efforts to obtain the Via Varejo Shareholder Approval.

8.2.2 As soon as reasonably practicable following the date hereof, Cnova NV, acting through its board of directors, shall (a) take all actions necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of adopting this Reorganization Agreement (the "Cnova Shareholders Meeting"), (b) include in any stockholders circular required to be prepared and distributed by Cnova NV in connection with the Cnova Shareholders Meeting the unanimous recommendation of the board of directors of Cnova NV that the shareholders of Cnova NV vote in favor of the adoption of this Reorganization Agreement and (c) use its reasonable best efforts to obtain the Cnova Shareholder Approval.

8.3 Transfer of Operations and Personnel.

8.3.1 Each of the Parties agrees, to the extent within its powers and subject to applicable Law, to cooperate with the other Parties, to diligently proceed with any actions required and, more generally, to do whatever is or would reasonably be expected to be necessary to implement (a) the transfer of the assets and liabilities of Cnova Brazil to Via Varejo (e.g., obtaining waivers from third parties, termination of agreements etc.); and (b) the transfer of personnel from Cnova Brazil to Via Varejo, including the analysis of the most appropriate structure to implement such transfer in light of the applicable labor legislation.

8.3.2 Via Varejo agrees with the treatment of the long-term incentive plan benefitting the personnel of Cnova Brazil as set forth in Section 8.3.2 of the Cnova Disclosure Schedule.  Upon completion of the Reorganization, Via Varejo will (a) issue to such employees of Cnova Brazil securities replacing the differed stock units in accordance with the replacement ratio set forth in Section 8.3.2 of the Cnova Disclosure Schedule, and (b) enter into amendments to the "cash long term investment plans" in order to reflect the adjustments provided in Section 8.3.2 of the Cnova Disclosure Schedule.

8.4 Ordinary Course of Business.

8.4.1 Ordinary Course of Business.  From the date hereof until the Closing, except as required by applicable Law or this Reorganization Agreement, Cnova Brazil and its Subsidiaries (other than Cnova Finança) shall (a) preserve intact its business organization, (b) maintain its relationships with its employees, customers, suppliers and others having material business relationships with it and (c) continue to conduct its activities in the ordinary course of business consistent with past practice and, without the prior consent of Via Varejo (which shall not be unreasonably withheld, conditioned or delayed), shall not and shall not propose, offer, negotiate or agree to:
(i)
purchase, transfer, lease or sell a portion of its assets or properties corresponding to Five Million Reals (R$5,000,000.00) or more in a single or a series of related transactions, other than in the ordinary course of business consistent with past practice;

(ii)	enter into any merger, amalgamation, acquisition or other business combination or reorganization other than the one contemplated herein;

(iii)	participate in any recapitalization, restructuring, liquidation or dissolution;

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(iv)	declare, set-aside or pay any dividend or other distribution in respect of the capital stock;

(v)	dispose of any of their properties or rights;

(vi)	modify or amend any of their articles of incorporation, bylaws or other comparable organizational documents;

(vii)	issue, sell, pledge, encumber, grant or otherwise deliver any securities of Cnova Brazil or its Subsidiaries;

(viii)
split, combine or reclassify any securities of Cnova Brazil or its Subsidiaries or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company securities of Cnova Brazil or its Subsidiaries;

(ix)	change its material accounting principles, methods, policies or procedures, except to the extent required to conform with IFRS or applicable Law;

(x)	settle, or offer or propose to settle any proceeding, litigation or dispute (other than any Consumer Claim and other routine proceedings in the ordinary course of business);

(xi)
grant or announce any severance, equity, retention, transaction-related or change in control payments or awards or the increase in the salaries, bonuses or other compensation and benefits payable by Cnova Brazil or its Subsidiaries to any employee;

(xii)	(I) take any action to accelerate any rights or benefits under any employee benefit plan, or (II) adopt, amend, materially increase benefits under, or terminate any employee benefit plan;

(xiii)
make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax Liability or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment; or

(xiv)	enter into any agreement or commitment by them to do any of the foregoing.

8.4.2 Ordinary Course of Business (Subject to Consent Procedure).  From the date hereof until the Closing, except as required by applicable Law or this Reorganization Agreement, Cnova Brazil and its Subsidiaries (other than Cnova Finança), without the prior consent of Via Varejo (which shall not be unreasonably withheld, conditioned or delayed and which shall be sought pursuant to Section 8.4.3), shall not and shall not propose, offer, negotiate or agree to:
(i)
incur any Indebtedness, borrow any funds, issue any debt securities or enter into any credit facility or other financing of Five Million Reals (R$5,000,000.00) or more, in a single or a series of related transactions (except with the respect to the Loans);

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(ii)	create any liens or encumbrances on any of their assets;

(iii)
(I) amend or modify, in each case, in any material respect, or renew, terminate (prior to the end of its term) or grant any release or relinquishment of any material right under, any Relevant Agreement (or any contract that would have been a Relevant Agreement if entered into prior to the date hereof) or (II) enter into any new contract that would have been a Relevant Agreement if entered into prior to the date hereof;

(iv)	waive, release or assign any material claims, rights or benefits; or

(v)
(I) hire any new employee with a monthly salary in excess of R$60,000, other than to fill any vacancies arising due to terminations of employment or engagement of any employees, or (II) terminate the employment or engagement of any employee that has a monthly salary in excess of R$60,000, other than for cause.

8.4.4 In the event Cnova Brazil wishes to seek the consent of Via Varejo as contemplated in Section 8.4.2, such requests shall be submitted to Via Varejo via email to Peter Estermann (or such other individual as agreed between the Parties).  If Cnova Brazil submits a request to Via Varejo pursuant to this Section 8.4.4, Via Varejo shall respond in writing or via email to Cnova Brazil within two (2) Business Days of such request being transmitted, and such response may be a request for one additional Business Day to consider the final response.  Cnova Brazil shall use its reasonable efforts to provide any information reasonably requested by Via Varejo in connection with its consideration of the action or matter.  If Via Varejo fails to respond in writing or via email to Cnova Brazil within the applicable time period set forth in the preceding sentence, the consent of Via Varejo shall be deemed to have been given in respect of the relevant action or matter.

8.5 Confidentiality and Disclosure Requirements.  From the date hereof and for a period of 24 months thereafter (the "Confidentiality Period"), each Party hereby undertakes to keep in strict confidence and not disclose to any third party any and all strategic information related to the other Parties which such Party becomes aware of as a result of the transactions contemplated in this Reorganization Agreement, including in the Due Diligence (the "Confidentiality Obligation").  The Confidentiality Obligation shall not apply to any information which (a) is or becomes available in the public domain without a breach of the Confidentiality Obligation; (b) was already in the possession of the Party receiving it from the other Party(ies) prior to such receipt; (c) the relevant Party receives from third parties which are not under any confidentiality obligation to the other Party(ies); or (d) to the extent required by applicable Laws and regulations or any competent regulatory body or recognized stock exchange. Each Party shall cause its officers, employees, agents and representatives to comply, during the Confidentiality Period, with the Confidentiality Obligation.  The Parties agree that any disclosure of the Reorganization itself or of its terms and conditions, whether to comply with applicable Laws and regulations or not, shall, to the extent lawful and reasonably practicable to do so, first be agreed in form and content by all Parties acting reasonably.
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8.6 Schedule 13E-3.

8.6.1 Via Varejo and Cnova NV agree to cooperate, and to cause their respective financial advisors to cooperate, in the preparation of a transaction statement under Rule 13e-3 under the Exchange Act (the "Schedule 13E-3") to be jointly filed with the SEC by Via Varejo, Cnova NV, Casino and CBD.  Each of Via Varejo and Cnova NV agrees to furnish, and to cause its financial advisors to furnish, to the other Party all applicable information concerning Via Varejo and its Subsidiaries, officers, directors, stockholders and affiliates or Cnova NV and its Subsidiaries, officers, directors, stockholders and affiliates, as applicable, and to take such other actions, as may be reasonably requested in connection with the foregoing.  No filing of the Schedule 13E-3 will be made by Via Varejo or Cnova NV without providing the other Party a reasonable opportunity to review and comment thereon.

8.6.2 Each of Via Varejo and Cnova NV agrees, as to itself and its Subsidiaries, that the Schedule 13E-3 will, at the time the Schedule 13E-3, or any amendment or supplement thereto, is filed with the SEC, not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Each of Via Varejo and Cnova NV further agrees that, if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Schedule 13E-3 to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading, it shall promptly inform the other Party thereof and take the necessary steps to correct such information in an amendment or supplement to the Schedule 13E-3.  No amendment or supplement to the Schedule 13E-3 shall be made by Via Varejo or Cnova NV without providing the other party a reasonable opportunity to review and comment thereon.

8.6.3 Via Varejo and Cnova NV shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Schedule 13E-3 or for additional information and shall supply each other with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Schedule 13E-3.

8.7 Access and Information.  For a period of seven (7) years after the Closing Date, Via Varejo shall retain all Books and Records, and, to the extent permitted by Law and by confidentiality obligations existing as of the Closing Date, grant to the other party and its representatives during regular business hours and upon reasonable advance notice the right (a) to inspect and copy the books and records of such Party to the extent they relate to periods prior to the Closing Date and (b) to have personnel of such party and its affiliates made available to them during normal business hours in a manner so as not to disrupt their other responsibilities, in each case in connection with (i) preparing and filing Tax Returns or any Tax inquiry, audit, investigation or dispute relating to pre-Closing periods and (ii) any investigation or any litigation by a third party relating to pre-Closing actions, omissions or events against or involving Cnova NV or Cnova Brazil or any of their respective Subsidiaries.
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8.8 Cnova Finança Restructuring.  Prior to the Closing Date, Cnova Brazil shall sell and transfer to Cnova NV, and Cnova NV shall purchase and accept the transfer from Cnova NV, all shares that Cnova Brazil holds in the share capital of Cnova Finança, free and clear of all liens, as further described in Section 8.8 of the Cnova Disclosure Schedule (the "Cnova Finança Restructuring"), such that, following the completion of the Cnova Finança Restructuring, Cnova Brazil shall no longer have any interest in Cnova Finança.

8.9 Cnova Brazil Books and Records.  On or prior to the Closing Date, Cnova NV shall ensure that the minute books (in respect of any board meetings (or committees thereof), shareholder meetings or officers meetings), stock record books, books of registry of shareholders' attendance at meetings, in each case of Cnova Brazil and its Subsidiaries are true and complete in all material respects.

8.10 Release of Escrow Funds.  In connection with the Cnova indemnification obligations set forth in Section 7.1, the Parties agree as follows:

8.10.1 Promptly following the date hereof, Cnova NV and Via Varejo shall negotiate in good faith to agree on the terms of the Escrow Agreement, and shall enter into the Escrow Agreement at or prior to the Closing.  The Escrow Agreement shall be governed by the Laws of the State of New York or any other Law mutually agreed among the Parties.  The Escrow Account shall be the first source of recovery for any indemnification obligations of Cnova NV pursuant to Section 7.1.

8.10.2 On the first (1st) anniversary of the Closing Date (the "First Anniversary Date"), Via Varejo and Cnova NV shall deliver joint written instructions to the Escrow Agent directing it to release to Cnova NV all funds, if any, then-remaining in the Escrow Account in excess of the sum of (i) $50,000,000 plus (ii) any amounts on account of Noticed and Pending Claims existing as of the First Anniversary Date. The amounts of any Noticed and Pending Claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the terms hereof and of the Escrow Agreement and after the resolution and payment of any of such claims, Via Varejo and Cnova NV shall provide joint written instructions to the Escrow Agent directing it to release to Cnova NV any funds remaining in the Escrow Account in excess of $50,000,000 that were previously not released on account of such claim.

8.10.3 On the second (2nd) anniversary of the Closing Date (the "Second Anniversary Date"), Via Varejo and Cnova NV shall deliver joint written instructions to the Escrow Agent directing it to release to Cnova NV all funds, if any, then-remaining in the Escrow Account in excess of the sum (a) $40,000,000 plus (b) any amounts on account of Noticed and Pending Claims existing as of the Second Anniversary Date.  Without duplication of the last sentence of Section 8.10.2, the amounts of any Noticed and Pending Claims referred to in the prior sentence shall be paid to Via Varejo as and when required in accordance with the terms hereof and of the Escrow Agreement, and after the resolution and payment of any of such claims, Via Varejo and Cnova NV shall provide joint written instructions to the Escrow Agent directing it to release to Cnova NV all funds remaining in the Escrow Account in excess of $40,000,000 that were previously not released on account of such claim.
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8.10.4 On the sixth (6th) anniversary of the Closing Date (the "Sixth Anniversary Date"), Via Varejo and Cnova NV shall deliver joint written instructions to the Escrow Agent directing it to release to Cnova NV all funds, if any, remaining in the Escrow Account less the aggregate of amount of Noticed and Pending Claims existing as of the Sixth Anniversary Date.  After the resolution and payment of such Noticed and Pending claims, Via Varejo and Cnova NV shall provide joint written instructions to the Escrow Agent directing it to release to Cnova NV all funds remaining in the Escrow Account.

8.10.5 In valuing any Noticed and Pending Claim for purposes of this Section 8.10, the value of any Noticed and Pending Claim the amount of which is denominated in anything other than U.S. Dollars shall be converted to U.S. dollars at the then-current exchange ratio published in the Wall Street Journal as of the applicable anniversary date.

8.11 Optional Guarantees and Related Matters.

8.11.1 (a) At any time before the Sixth Anniversary Date, if Cnova provides a Bank Guarantee or a Casino Guarantee to Via Varejo in an amount equal to then-remaining funds in the escrow account, Via Varejo and Cnova NV shall deliver joint written instructions to the Escrow Agent directing it to release to Cnova NV all funds, if any, remaining in the Escrow Account.  Until the Sixth Anniversary Date, the maximum liability at any time pursuant to such Bank Guarantee or Casino Guarantee shall equal the amount that would have otherwise been in the Escrow Account at such time pursuant to Section 8.10. (b) By its terms, such Bank Guarantee or Casino Guarantee shall remain in force until immediately prior to the Sixth Anniversary Date unless such Bank Guarantee or Casino Guarantee is replaced by a separate Bank Guarantee or Casino Guarantee in accordance with the terms of this Section 8.11.  (c) Promptly following the release to Cnova NV of all funds, if any, remaining in the Escrow Account pursuant to this subsection, Via Varejo and Cnova shall jointly consent to termination of and shall cause the termination of the Escrow Agreement and the Escrow Agreement shall be of no continuing force and effect.

8.11.2 At the Sixth Anniversary Date, any Bank Guarantee or Casino Guarantee then in force and effect shall terminate and be of no continuing force and effect, except in respect of any Noticed and Pending Claims as of such date, and Via Varejo and Cnova NV shall take all actions necessary to cause the termination of any Bank Guarantees or Casino Guarantees in force and effect as of immediately prior to the Sixth Anniversary Date.

8.11.3 On the third (3rd) anniversary of the Closing (the "Third Anniversary Date"), the parties shall discuss in good faith whether, as a result of Cnova NV's then-current financial position as compared to the expected financial position of Cnova NV as of immediately following the Closing of the Reorganization, the indemnification obligations of Cnova NV pursuant to Section 7.1 would reasonably be expected to present an unacceptable risk of non-payment, taking into account such matters that the respective boards of directors of Via Varejo and Cnova NV deem relevant and appropriate.  Following such discussions, if the Parties, acting in good faith, agree to do so, they may instruct the Escrow Agent to release all or part of the funds then-held in the Escrow Account or otherwise modify the terms of Section 8.10 or this Section 8.11.
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8.11.4 From and after the Sixth Anniversary Date, except for Noticed and Pending Claims as of such date and subject to the limitations and qualifications contained in Sections 8.10 and 8.11, in no event shall Cnova NV be required to provide any guarantee of its indemnification obligations pursuant to Chapter VII of this Reorganization Agreement, unless mutually agreed by Via Varejo and Cnova NV.

8.12 Cnova Enforcement Obligation.  At the request of Via Varejo, Cnova NV (a) agrees to take all actions reasonably required to enforce Section 4 of the Casino Support Letter or to otherwise compel Casino's performance of its obligations under Section 4 of the Casino Support Letter, as a shareholder of Cnova NV in support of the Reorganization and (b) shall not agree to any amendment or waiver of Section 4 of the Casino Support Letter that would be adverse to Via Varejo.

CHAPTER IX
 TERM AND TERMINATION
9.1 Term and Termination.

9.1.1 This Reorganization Agreement enters into force from the date hereof and shall remain valid and binding upon the Parties for the term necessary for the fulfillment of the obligations set forth hereunder, unless terminated earlier as provided by this Chapter IX.

9.1.2 This Reorganization Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written consent of the Parties;

(b)
by either Cnova NV or Via Varejo, if either the Via Varejo Shareholders Meeting or the Cnova NV Shareholders Meeting (or, in each case, any adjournment or postponement thereof) fails to approve the Reorganization;

(c)	by Via Varejo, if a Material Adverse Effect has occurred since the date hereof;

(d)	by either Cnova NV or Via Varejo, if the Closing of the Reorganization has not occurred on or before February 1, 2016; or

(e)
by Via Varejo, if during the period between the date of the Via Varejo Shareholders Meeting (or, if later, any adjournment or postponement thereof) and the earlier of (i) ninety (90) calendar days after the date of the Via Varejo Shareholders Meeting (or, if later, any adjournment or postponement thereof) and (ii) the Closing Date, the shareholders of Via Varejo resolve, by a majority vote of the shareholders of Via Varejo, to terminate the Reorganization Agreement.

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9.1.3 In the event of termination of this Reorganization Agreement as provided in this Section 9.1, this Reorganization Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party; provided, however, that no such termination shall relieve any Party hereto from its confidentiality obligations under Section 8.4  or from any liability or damages resulting from a willful and material breach by such Party of any of its agreements set forth in this Reorganization Agreement, and all rights and remedies of such non-breaching Party under this Reorganization Agreement in the case of any such breach shall be preserved.

CHAPTER X
 MISCELLANEOUS
10.1 Tax Matters.

10.1.1 The Parties agree that any Taxes due as a result of the Cnova Brazil Share Acquisition shall be shared equally between Via Varejo and Cnova NV.  In order to settle the obligation set forth in this Section 10.1.1, Via Varejo shall inform Cnova NV, within ten (10) Business Days after Closing, of the total amount of Taxes that Cnova NV shall be entitled to receive, which amount is equal to 50% of (a) the amount withheld by Cnova Brazil and paid to the Brazilian Federal Revenue as capital gains tax of Cnova NV due to the Cnova Brazil Share Acquisition minus (b) the amount paid by Cnova Brazil as Tax on Financial Operations ("IOF") on the foreign exchange agreement necessary for the remittance to Cnova NV of the Cnova Brazil Share Acquisition.

10.1.2 Cnova NV shall cause Cnova Brazil and its Subsidiaries to timely prepare and file with the relevant tax authorities all Tax Returns for which the due date for filing is on or before the Closing Date.  Such Tax Returns shall be prepared on a basis consistent with applicable Law.

10.1.3 Via Varejo shall cause Cnova Brazil and its Subsidiaries to timely prepare and file with the relevant tax authorities all Tax Returns for which the due date for filing is after the Closing Date.  Via Varejo shall permit the management of Cnova NV to review and comment on each such Tax Return that is related to a Pre-Closing Tax Period prior to filing such Tax Return to the extent that such Tax Return could result in a Tax liability for which Via Varejo could be entitled to indemnity pursuant to Section 7.1, and Via Varejo shall reasonably and in good faith consider such revisions to such Tax Returns requested by Cnova NV that relate to any Covered Taxes.

10.1.4 For purposes of the determination of the Covered Tax in respect of a Straddle Tax Period, (a) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, the definition of Covered Tax shall be deemed to include the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period and (b) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, the definition of Covered Tax shall be deemed to include the amount that would be payable if the relevant Tax period ended on and included the Closing Date.
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10.1.5 Any refund, repayment or credit (including any interest received in respect of any period before Closing) in respect of Taxes of Cnova Brazil or any of its Subsidiaries for any Pre-Closing Tax Period arising in connection with or related to the Investigation shall be attributed to Cnova NV.

10.1.5.1 If Cnova Brazil or any of its Subsidiaries or Via Varejo receives an amount of a refund, repayment or credit to which Cnova NV is entitled pursuant to Section 10.1.5, Cnova Brazil or Via Varejo shall pay, or shall cause the applicable Subsidiary to pay, such amount to Cnova NV within ten (10) Business Days after such refund or repayment is received or, in respect of any credit, within ten (10) Business Days after the credit is effectively used or monetized; provided, that the payee shall be entitled to (a) withhold any applicable Tax as required by Law and (b) deduct any IOF on the foreign exchange agreement necessary for the remittance of funds.

10.1.5.2 Cnova Brazil or any of its Subsidiaries or Via Varejo may deduct from the amount of any refund, repayment or credit due to Cnova NV any costs and expenses necessary to obtain such refund, repayment or credit dully approved by Cnova NV.

10.1.5.3 In the event that the refund, repayment or credit is subsequently withdrawn or denied by the relevant tax authority Cnova NV, within 10 (ten) Business Days after being notified of the withdrawal or denial, may either (a) refund the amount received as per Section 10.1.5.1 to Cnova Brazil or any of its Subsidiaries or Via Varejo plus an amount equal to any interest, fine or penalty arising as a result of the withdrawal or denial or (b) request that Cnova Brazil or any of its Subsidiaries or Via Varejo take any and all necessary action to pursue, dispute, appeal or contest the withdrawal or denial of the refund, repayment or credit, subject to Cnova NV indemnifying Cnova Brazil or any of its Subsidiaries or Via Varejo upon an unappealable decision before administrative or judicial courts, as the case may be, (i) against the amount referred to in (a) above plus (ii) any costs and expenses incurred by Cnova Brazil or any of its Subsidiaries or Via Varejo to litigate dully approved by Cnova NV; provided, that Cnova NV shall be entitled to (A) withhold any applicable Tax as required by Law and (B) deduct any Tax applicable for the remittance of funds.

10.2 Governing Law and Dispute Resolution.  This Reorganization Agreement shall be governed and construed pursuant to the Laws of the Federative Republic of Brazil.

10.2.1 Any dispute arising from or related to this Reorganization Agreement shall be notified in writing by one Party to the other(s), and the Parties shall use their best efforts to settle the dispute on an amicable basis within fifteen (15) days from the date of receipt of the latter notification.  If an agreement cannot be reached on an amicable basis, any dispute arising out of or in connection with this Reorganization Agreement shall be submitted to arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce ("ICC Rules") in force at the date of the request for arbitration.  The place of arbitration shall be the City of São Paulo, Brazil.  The arbitral tribunal shall consist of three (3) arbitrators, of whom one shall be nominated by the Claimant(s) and one shall be nominated by the respondent(s).  The third arbitrator acting as president of the arbitral tribunal shall be nominated jointly by the two Party-appointed arbitrators within fifteen (15) days from the confirmation of the second arbitrator, failing which the ICC shall appoint the president of the arbitral tribunal pursuant to the ICC Rules.  The language of the arbitration shall be English.  Any Party may submit evidence in any other language provided that it is accompanied by translations into Portuguese and English.  The decision of the arbitral tribunal shall be final and binding upon the Parties and may be enforced in any court of competent jurisdiction.  Each Party retains the right to seek judicial assistance notably (a) to compel arbitration; (b) to obtain interim measures of protection rights prior to instruction of pending arbitration and any such action shall not be construed as a waiver of the arbitration proceeding by the Party; or (c) to enforce any decision of the arbitrators including the final award.  If a Party seeks judicial assistance, the Courts of the City of São Paulo, Brazil, shall have jurisdiction.  The Parties agree that the arbitration shall be kept strictly confidential, along with the information thereon, except if such disclosure is required so as to satisfy obligations set out by Law or by any competent Governmental Entity.
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10.3 Deadlines.  When any number of days is prescribed in this Reorganization Agreement, it shall be calculated excluding the initial day and including the last day.  All deadlines set forth in this Reorganization Agreement ending on Saturdays, Sundays or national holidays in Brazil or in the Netherlands shall automatically be extended to the following business day in Brazil and the Netherlands.

10.4 Costs and Expenses.  Each Party shall be liable for its costs and expenses arising from this Reorganization Agreement, including the costs of accounting auditors, attorneys, brokers, forwarding agents and consultants

10.5 Binding Agreement.  This Reorganization Agreement is irrevocable and irreversible and shall be discharged by the Parties and shall be binding upon them and their respective assigns; provided that neither of the Parties shall assign this Reorganization Agreement or any of the rights and obligations arising hereunder without the prior written consent of the other Parties.

10.6 Forbearance.  Either Party's tolerance in case of breach of the provisions set forth in this Reorganization Agreement, or in relation to any acts or procedures not expressly established hereunder, shall be construed as forbearance and shall not be deemed precedent or novation hereof.  Either Party's delay enforcing or failure to enforce their respective rights pursuant to this Reorganization Agreement shall not be construed as waiver of such rights.  Any and all waiver of rights set forth in this Reorganization Agreement shall only be valid when issued in writing and signed by the respective Party.

10.7 Independent Sections.  If any of the section in this Reorganization Agreement is, for any reason, declared void in a final court ruling, this shall not affect the surviving terms and conditions of this Reorganization Agreement, which shall remain binding on the Parties and third parties, to the extent that, given this Reorganization Agreement's substance and purpose, such remainder is not inextricably related to the void provision.  The Parties shall make every effort to reach agreement on a new provision which differs as little as possible from the void provision, taking into account the substance and purpose of this Reorganization Agreement.

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10.8 Specific Performance.  The Parties hereby agree that they are entitled to seek specific performance of the obligations set forth in this Reorganization Agreement in accordance with Brazilian Code of Civil Procedure, without prejudice to reimbursement for losses and damages incurred by the enforcing Party as a result of the other Party's failure to comply with such obligations.

10.9 Notices.  Notices and/or communications sent to either of the Parties pursuant to this Reorganization Agreement shall be issued in writing and sent by email and/or mail, with receipt for delivery, to the following addresses:
(a)   to Cnova NV:

Cnova N.V.
Schiphol Boulevard 273
1118 BH Schiphol
Amsterdam
The Netherlands
Attention:  Chief Executive Officer
 Email:  emmanuel.grenier@cdiscount.com

(b)   to Cnova Brazil:
Cnova Comércio Eletrônico S.A.
Rua Gomes de Carvalho, No. 1609/1617, 3°-7° andares
São Paulo, SP
Brazil
Attention:  Chief Executive Officer
 Email:  flavio.dias@cnova.com

(c)   to Via Varejo:
Via Varejo S.A.
Rua João Pessoa, 83
Centro, São Caetano do Sul, SP
Brazil
Attention:  Chief Executive Officer
 Email:  peter.estermann@viavarejo.com.br

10.10 Entire Agreement.  This Reorganization Agreement (including its Schedules) represents the entire agreement between the Parties in relation to the Reorganization and the subject matter of this Reorganization Agreement, replacing any and all previous oral or written agreements in relation thereto.

10.11 Schedules.  The Parties agree that any information disclosed in a section of the Cnova Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of Cnova NV or Cnova Brazil, as applicable, that are contained in the corresponding section of this Reorganization Agreement and (b) such other representations and warranties in Section 6.2 if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent from the face of such disclosure.
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10.12 Amendments.  This Reorganization Agreement may be amended only upon the written consent of the Parties.

10.13 Language.  This Reorganization Agreement has been negotiated and is being executed in the English language.  For the purposes of Article 148 of Law No. 6.015/73 and Article 224 of the Brazilian Civil Code, the Parties shall agree, prior to Closing, on a Portuguese translation of this Reorganization Agreement, which shall have been prepared and certified by a sworn translator.  The English version shall prevail over the Portuguese translation, including, but not limited to, for the purposes of any discussion, construction or arbitration procedure initiated hereunder.

[Signature Page Follows]
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In Witness Whereof, the Parties caused this Reorganization Agreement to be executed in three (3) original counterparts of same tenor and content, in the presence of the undersigned witnesses.

São Paulo, August 8, 2016.

/s/ Peter Paul Lorenço Estermann	s/ Alexandre Gonçalves
Via Varejo S.A.	Via Varejo S.A.
By:	By:

Witnesses:

1. /s/ Karoline S. Abreu
Name: Karoline S. Abreu
ID: 36.364.607 - 3

2. /s/ Eunice Teixeira da Silva
Name: Eunice Teixeira da Silva
ID: 16.711.560 - 1

In Witness Whereof, the Parties caused this Reorganization Agreement to be executed in three (3) original counterparts of same tenor and content, in the presence of the undersigned witnesses.

/s/ Flávio Dias	/s/ Marecelo Simoes Pato
Cnova Comércio Eletrônico S.A.	Cnova Comércio Eletrônico S.A.
By:	By:

Witnesses:

1. /s/ Karoline S. Abreu
Name: Karoline S. Abreu
ID: 36.364.607 - 3

2. /s/ Eunice Teixeira da Silva
Name: Eunice Teixeira da Silva
ID: 16.711.560 - 1

In Witness Whereof, the Parties caused this Reorganization Agreement to be executed in three (3) original counterparts of same tenor and content, in the presence of the undersigned witnesses.

/s/ Emmanuel Grenier
Cnova N.V.
By: Emmanuel Grenier
Chief Executive Officer

Witnesses:

1. /s/ Karoline S. Abreu
Name: Karoline S. Abreu
ID: 36.364.607 - 3

2. /s/ Eunice Teixeira da Silva
Name: Eunice Teixeira da Silva
ID: 16.711.560 - 1